UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, March 26, 2015 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 4Q14 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 4Q13, unless otherwise stated.

CPFL ENERGIA ANNOUNCES INCREASE OF 47%

IN EBITDA IN 4Q14

Indicators (R$ Million)	4Q14	4Q13	Var.	2014	2013	Var.
Sales within the Concession Area - GWh	15,318	14,996	2.1%	59,962	58,463	2.6%
Captive Market	11,075	10,559	4.9%	43,160	41,148	4.9%
TUSD	4,243	4,437	-4.4%	16,802	17,314	-3.0%
Gross Operating Revenue(1)	6,490	4,627	40.3%	21,851	18,335	19.2%
Net Operating Revenue(1)	4,934	3,467	42.3%	16,361	13,629	20.0%
EBITDA (IFRS)(2)	1,342	912	47.2%	3,761	3,547	6.0%
Adjusted EBITDA(3)	929	1,029	-9.7%	3,916	3,908	0.2%
Net Income (IFRS)	470	323	45.5%	886	949	-6.6%
Adjusted Net Income(4)	280	377	-25.6%	1,159	1,304	-11.2%
Investments	308	374	-17.7%	1,062	1,735	-38.8%

Notes:

(1)     Disregard construction revenues;

(2)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12;

(3)     Adjusted EBITDA considers similar holdings in each of the assets in which CPFL Energia has a stake, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)     Adjusted Net Income considers similar holdings in each of the assets in which CPFL Energia has a stake, the regulatory assets and liabilities and excludes the non-recurring effects.

4Q14 HIGHLIGHTS

•     Increase of 2.1% in sales in the concession area - residential (+5.8%), commercial (+8.6%) and industrial (-3.5%)

•     Accounting of the balance of sectorial financial assets, pursuant to CVM Resolution 732/14, in the amount of R$ 831 million (impact on EBITDA)

•     Commercialization and Services - EBITDA of R$ 47 million in 4Q14 and of R$ 263 million in 2014

•     Investments of R$ 308 million in 4Q14 and of R$ 1,062 million in 2014

•     Rating downgrade to AA (bra) by Fitch Ratings of CPFL Energia and its subsidiaries

•     CPFL Energia’s shares were maintained in the ISE (the BM&FBOVESPA’s Corporate Sustainability Index), for the 10th consecutive year

•     CPFL Geração won the Lot I of Transmission Auction - Morro Agudo project

•     CPFL Energia was classified as a member in Sustainability Yearbook 2015, prepared by RobecoSAM, responsible for review of the DJSI

•     CPFL Energia was recognized by Exame Sustainability Guide 2014 among the highlights of the energy sector, for the 11st consecutive year

4Q14/2014 Results | March 26, 2015

INDEX

1) MESSAGE FROM THE CEO	4

2) MACROECONOMIC CONTEXT	6

3) ENERGY SALES	8
3.1) Sales within the Distributors’ Concession Area	8
3.1.1) Sales by Segment – Concession Area	9
3.1.2) Sales to the Captive Market	9
3.1.3) TUSD	9
3.2) Generation Installed Capacity	10

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION	11
4.1) Consolidation of CPFL Renováveis Financial Statements	12
4.2) Presentation of adjusted figures	13

5) ECONOMIC-FINANCIAL PERFORMANCE	13
5.1) Operating Revenue	13
5.2) Cost of Electric Energy	14
5.3) Operating Costs and Expenses	15
5.4) Sectorial Financial Assets and Liabilities	17
5.5) EBITDA	17
5.6) Financial Result	17
5.7) Net Income	18

6) DEBT	18
6.1) Financial Debt (Including Hedge)	18
6.2) Debt Amortization Schedule	21
6.3) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	21
6.4) Net Debt and Leverage	23

7) INVESTMENTS	23

8) ALLOCATION OF RESULTS	26

9) STOCK MARKET	27
9.1) Share Performance	27
9.2) Average Daily Volume	27
9.3) Ratings	28

10) CORPORATE GOVERNANCE	29

11) CURRENT SHAREHOLDERS STRUCTURE – 12/31/2014	30

12) PERFORMANCE OF THE BUSINESS SEGMENTS	31
12.1) Distribution Segment	31
12.1.1) Economic-Financial Performance	31
12.1.2) Annual Tariff Adjustment	36

4Q14/2014 Results | March 26, 2015

12.1.3) 2015 Extraordinary Tariff Review (RTE)	37
12.1.4) Operating Performance of the Distribution Segment	37
12.2) Commercialization and Services Segments	38
12.3) Conventional Generation Segment	39
12.3.1) Economic-Financial Performance	39
12.4) CPFL Renováveis	41
12.4.1) Economic-Financial Performance	41
12.4.2) Status of Generation Projects – 100% Participation	43

13) ATTACHMENTS	45
13.1) Statement of Assets – CPFL Energia	45
13.2) Statement of Liabilities – CPFL Energia	46
13.3) Income Statement – CPFL Energia (IFRS)	47
13.4) Income Statement – CPFL Energia (Adjusted)	48
13.5) Cash Flow – CPFL Energia	49
13.6) Income Statement – Conventional Generation Segment (IFRS)	50
13.7) Income Statement – Conventional Generation Segment (Adjusted)	51
13.8) Income Statement – CPFL Renováveis (IFRS)	52
13.9) Income Statement – CPFL Renováveis (Adjusted)	53
13.10) Income Statement – Distribution Segment (IFRS)	54
13.11) Income Statement – Distribution Segment (Adjusted)	55
13.12) Economic-Financial Performance – Distributors	56
13.13) Sales within the Concession Area by Distributor (in GWh)	58
13.14) Sales to the Captive Market by Distributor (in GWh)	59

4Q14/2014 Results | March 26, 2015

1) MESSAGE FROM THE CEO

In 2014, the electricity sector witnessed another year of volatility and tremendous challenges. Scarce rainfall, among other factors, drove reservoirs to their lowest level ever after the end of the dry season, in November. Consequently, the National Electricity System Operator (ONS) continued to fully use the capacity of thermal plants and the short-term price (PLD) reached a record high, remaining for most of the year at the ceiling of R$ 822.83/MWh.

In addition to the impact on the cash flow of distributors, the higher PLD also had an adverse impact on demand for energy, since it discouraged a section of industry - which already suffered from the adverse macroeconomic scenario - from producing due to high energy costs. The combination of these effects led to a 3.4% decrease in industrial consumption during the year       (-3.5% in 4Q14) in the concession area of the eight distributors of the CPFL Energia group. On the other hand, the low voltage consumers continued to register significant growth in consumption, driven by high temperature early in the year and leading to increases of 7.0% (+5.8% in 4Q14) and 7.9% (+8.6% in 4Q14) in the residential and commercial segments, respectively, despite the water crisis, which curbed growth in the second half of the year. Consolidated consumption in the concession area increased 2.6% in 2014 (+2.1% in 4Q14).

The consolidated financial results of the Group during the year were also significant: analyzing the adjusted numbers, which we adjust by the proportional consolidation of the generation assets and by the non-recurring effects, our EBITDA reached R$ 3,916 million, already considering the effects of the adoption of the 3rd cycle of tariff revisions to our distributors. Our net income reached R$ 1,159 million. In the 4Q14, we reported an EBITDA of R$ 929 million and a net income of R$ 280 million.

In the regulatory environment, progress was made on many fronts. Public hearing 54/2014 was concluded with the proposal to reduce the price ceiling of PLD to R$388.48/MWh, with the adoption of the Macaé thermal plant as reference, while also determining the increase in the PLD floor price to R$30.26/MWh. Moreover, costs of the System Service Charges (ESS) continued to be apportioned among energy consumers.

Discussions regarding the 4th cycle of tariff review of the distributors advanced with the opening of the second phase of Public Hearing 23/2014, which dealt with items such as Operating Costs, Other Revenues, Losses, General Procedures and others. It is worth noting the advances made by the regulatory agency, such as the proposal for recognition of addition remuneration for Special Obligations of distributors, among other initiatives.

The weighted average cost of capital (WACC) for the 4th cycle of tariff review was set at 8.09% and will be implemented for distribution concessionaires with review through December 2017. After said date, the historical series will be restated for companies with reviews as of January 2018, such as RGE and CPFL Paulista, both companies of the CPFL Energia group.

We should also celebrate the approval by the Securities and Exchange Commission of Brazil (CVM) in early December of the recognition of assets and liabilities that until 2013 were called “regulatory assets and liabilities” in the financial statements of electricity distributors. This measure, a long-held demand of the sector, will allow the recognition of differences between estimated energy purchase costs and sector charges in tariffs applied to consumers and the actual costs incurred in the period and which will be transferred to tariffs on the date of the annual adjustment of each distributor. This was only made possible by ANEEL’s approval, on November 25, 2014, through Dispatch no. 4,621, of an amendment to concession agreements, including a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified and, consequently, allowed the recording of sectorial financial assets and liabilities. As a result, we recorded a gain of R$ 831 million in the 4Q14 EBITDA.

4Q14/2014 Results | March 26, 2015

However, we must highlight the need for further advance in regulatory issues in order to create the incentives for the electricity sector to resume investments.

In the Distribution operations, CPFL Energia closed 2014 with the Telemetering of all industrial and commercial customers of Group A (high voltage), which total 24,600 points that no longer require field teams to physically measure consumption for billing. The automated process increases the security of customer data, identifies possible frauds and enables the company to better use the time of its teams.

Conventional generation suffered from the effects of the Generation Scaling Factor (GSF), since the full dispatch of thermal power and the reserve energy displaces hydroelectric generation. Therefore, assured energy at plants participating in the Energy Reallocation Mechanism (MRE) was not reached, making it necessary for hydroelectric generators who had to meet their contracted energy obligations, to acquire energy. To mitigate volatility at the company’s generation operations and increase cash flow predictability, we recontracted energy from the Serra da Mesa Hydroelectric Plant (Semesa) plant in April of 2014, valid through the end of the right to explore this portion of energy by CPFL Geração in 2028.

In the renewable energy segment, the positive highlights were the conclusion of the acquisition of Rosa dos Ventos (which has authorization from ANEEL to explore the Canoa Quebrada and Lagoa do Mato wind farms), the commercial startup of the Atlântica and Macacos I wind farm complexes, which added 198.2 MW to the company’s generation portfolio.  Considering also the association with Dobrevê Energia S.A. (DESA), which added 277.6 MW to current installed capacity, CPFL Renováveis now has installed capacity of 1,773 MW.

The Commercialization segment also posted significant results, driven by the strategy adopted over most of the year: due to the price pressures in the spot market, in the Commercialization segment we contracted more energy than our delivery commitments and sold the surplus in the spot market.

The year 2015 will once again require intense work, given the slowdown of the Brazilian economy, challenging hydrologic conditions and structural issues to be solved. However, the consistent operating and financial results recorded by CPFL Energia make us confident that our solid and careful strategy, supported by a well-defined strategic planning, high cost management capacity and solid financial management, has created value to shareholders and improved the services and products we offer our customers.

Wilson Ferreira Jr.

CEO of CPFL Energia

4Q14/2014 Results | March 26, 2015

2) MACROECONOMIC CONTEXT

The final quarter of 2014 was marked by several imbalances resulting from the international economic scenario, which disrupted the trajectories of major global economies.  During the period, the dichotomy in the growth pace of different countries became clear, with the dynamic economic activity in the United States starkly contrasting the modest results seen in the Eurozone and Japan.  Nevertheless, backed by monetary expansion measures in several regions, global economic growth  in 2014 was approximately 3.3%, higher than in previous years.  Analyzing the trends seen last year, it is worth noting that low commodity prices were responsible for the revision and reduction in the growth of emerging economies: weak domestic and external demand and disparate1 economic effects of the plunge in oil prices were responsible for the weak performance by exporting economies.

In the United States, the labor market drove economic growth in recent months, with an average of 262,000 jobs created in the fourth quarter.  Excellent labor market results led to burgeoning domestic demand – which grew 4.3% in the fourth quarter of 2014, in annualized terms – bolstering business and consumer confidence.   U.S. GDP grew 2.6% (annualized terms) in the period, but was lower than in the third quarter - 5% in annualized terms.  This was due to reduced investments – particularly a slowdown in mining industry projects, mainly influenced by falling oil prices – and a buildup of inventories.  Also notable was the Federal Reserve’s confirmation of the return to normal interest rates in 2015. However, the Fed also highlights the fact that there are no automatic triggers in monetary policy, signaling that the process will depend on the healthy performance of macroeconomic indicators.

The Eurozone saw a slight improvement in macroeconomic indicators in the final quarter of the year, reducing misgivings regarding the region's performance.  Eurozone GDP grew 0.3% in the fourth quarter from the previous quarter, mainly driven by German economic performance (0.7% GDP growth in the fourth quarter).  Industrial production in the region remained practically stagnant at the end of 2014, with a year-on-year variation of 0.4% in December 2014. In the same period, unemployment reached 11.4% of the active population – the lowest in the last six months.  The implementation of a significant monetary stimulus program by the European Central Bank until September 2016 – which will inject 1.2 trillion euros – indicates the possibility of improved activity and economic recovery in the Eurozone.

In China, key indicators such as GDP, retail sales and industrial production slowed down, posting growth rates of 7.4%, 8.3% and 12%, respectively, in the year. Given this macroeconomic data, a rebalancing of the country’s economic activity – with stronger domestic consumption and reduced investments in infrastructure – is one of the factors behind the weak industrial and business results.  As such, monetary stimulus measures were revised, which included a cut in interest rates and reserve requirements.

World GDP is expected to grow 3.5% in 2015, compared to 3.3% in 2014. The forecast for 2016 is growth of 3.7%.

1 The different effects of falling oil prices depend on the country’s position in relation to the commodity – net importers stand to profit, while exporters will post losses.

4Q14/2014 Results | March 26, 2015

GDP Forecast for 2015 and 2016 (%) | select economies

Source: IMF

In Brazil, the political scenario is uncertain, which further undermines the already bleak economic scenario caused by external effects such as the decline in Chinese demand, international commodity prices and the adverse scenario in Argentina.

As a result, industrial production contracted by 4.2% in 4Q14 to close the year down 3.3% (both comparisons with the same periods in 2013 without any seasonal adjustment). In 2015, average market expectation1 is a 2.2% decline.

The wage bill and retail sales were positive in the period even if lower than in previous years.  The wage bill grew 3.1% in 4Q14, ending the year at 3.0% above inflation.  The slowdown in the growth of employed population explains the lower result compared to in previous years.  The slower growth in income levels and credit to individuals affected retail sales, which grew 1.2% in 4Q14 to end the year of 2014 with growth of 2.2% (after growth of 4.3% in 2013)3.

In view of this scenario, Brazil’s GDP is expected to retract by 0.83%2 in 2015, reflecting the deterioration in confidence indicators, high inventories in the industrial sector, tightening of credit conditions, weak growth in income levels and uncertainties about the monetary policy. However, the improvement on the external front, driven by the fresh impetus in world trade, could partially mitigate these effects. For 2016, GDP growth is forecast at 1.2%2.

Evolution of Brazilian GDP | % annual

Source: Brazilian Institute of Geography and Statistics (IBGE) Forecasts: LCA and Focus

2 FOCUS market readout 03/20/2015

3 All analyses are in relation to the same period the previous year, without seasonal adjustments.

4Q14/2014 Results | March 26, 2015

3) ENERGY SALES

3.1) Sales within the Distributors’ Concession Area

In 4Q14, sales within the concession area, achieved by the distribution segment, totaled 15,318 GWh, an increase of 2.1%.

Sales within the Concession Area - GWh
	4Q14	4Q13	Var.	2014	2013	Var.
Captive Market	11,075	10,559	4.9%	43,160	41,148	4.9%
TUSD	4,243	4,437	-4.4%	16,802	17,314	-3.0%
Total	15,318	14,996	2.1%	59,962	58,463	2.6%

In 4Q14, sales to the captive market totaled 11,075 GWh, an increase of 4.9%. The consumption of free customers in the distributors’ concession areas, reached 4,243 GWh in 4Q14, a decrease of 4.4%, reflecting the slowdown in economic activity that impacted the consumption of large industrial customers. Over this amount of energy it is charged the Tariff for Use of the Distribution System (TUSD).

Sales within the Concession Area - GWh
	4Q14	4Q13	Var.	2014	2013	Var.	Part.
Residential	4,176	3,949	5.8%	16,501	15,426	7.0%	27.3%
Industrial	6,244	6,468	-3.5%	24,565	25,419	-3.4%	40.8%
Commercial	2,635	2,426	8.6%	10,043	9,305	7.9%	17.2%
Others	2,262	2,153	5.1%	8,853	8,312	6.5%	14.8%
Total	15,318	14,996	2.1%	59,962	58,463	2.6%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 13.13.

Noteworthy in 4Q14, in the concession area:

•           Residential and commercial segments (27.3% and 17.2% of total sales, respectively): up by 5.8% and 8.6%, respectively. These segments are being favored by the accumulated effects of the good performance of employment and income, the increase in retail sales and the expansion of consumer credit, factors that have enabled the increase of the stock of appliances in homes and the dynamism in retail sales. In 2S14, however, some municipalities in the concession area began registering a slowdown in residential consumption due to the constraints of water supply in the state of São Paulo.

•           Industrial segment (40.8% of total sales): decrease of 3.5%, reflecting the weak performance of the industrial production in last months reflecting the lower volume of exports, unfavorable expectations of entrepreneurs, as a result of high inventories and adverse national scenario, and infrastructure deficiencies. This result was driven mainly by CPFL Piratininga, which recorded the major drop among CPFL’s discos (-6.6% or 141 GWh), especially due to weak performance of metallurgy sector.

4Q14/2014 Results | March 26, 2015

3.1.1) Sales by Segment – Concession Area

3.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	4,176	3,949	5.8%	16,501	15,426	7.0%
Industrial	2,273	2,255	0.8%	8,757	8,939	-2.0%
Commercial	2,409	2,248	7.2%	9,231	8,646	6.8%
Others	2,217	2,107	5.2%	8,672	8,137	6.6%
Total	11,075	10,559	4.9%	43,160	41,148	4.9%

Note: The tables with captive market sales by distributor are attached to this report in item 13.14.

Sales to the captive market were favored by the good performance of residential (5.8%) and comercial (7.2%) segments, while the industrial segment recorded an increase of 0.8% only, reflecting the migration of consumers to the free market and the poor performance of industrial production, as previously explained.

3.1.3) TUSD

TUSD - GWh
	4Q14	4Q13	Var.	2014	2013	Var.
Industrial	3,972	4,213	-5.7%	15,809	16,480	-4.1%
Commercial	226	178	26.8%	813	659	23.3%
Others	45	46	-2.5%	181	175	3.3%
Total	4,243	4,437	-4.4%	16,802	17,314	-3.0%

4Q14/2014 Results | March 26, 2015

TUSD by Distributor - GWh
	4Q14	4Q13	Var.	2014	2013	Var.
CPFL Paulista	2,118	2,169	-2.3%	8,261	8,405	-1.7%
CPFL Piratininga	1,479	1,612	-8.2%	6,045	6,432	-6.0%
RGE	537	544	-1.2%	2,088	2,097	-0.4%
CPFL Santa Cruz	11	11	-0.9%	45	46	-0.9%
CPFL Jaguari	16	27	-42.2%	71	100	-29.2%
CPFL Mococa	7	7	-6.6%	27	27	-0.1%
CPFL Leste Paulista	12	14	-11.7%	47	55	-14.9%
CPFL Sul Paulista	61	52	17.2%	219	152	43.5%
Total	4,243	4,437	-4.4%	16,802	17,314	-3.0%

3.2) Generation Installed Capacity

In 4Q14, the Generation installed capacity of CPFL Energia, considering the stake in each project, reached 3,127 MW of installed capacity, an increase of 9.3% compared to 4Q13. This increase is mainly due to the addition of Rosa dos Ventos (1Q14) and Atlântica (1Q14) wind farms. The association of CPFL Renováveis with Dobrevê Energia S.A. (DESA) was concluded in September, 2014, effectively as of October, 2014, adding 277.6 MW of installed capacity in operation and 53.2 MW of installed capacity in construction.

Generation Installed Capacity | MW

Note: Take into account CPFL Energia’s 51.6% stake in CPFL Renováveis as of 12/31/2014.

4Q14/2014 Results | March 26, 2015

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of December 31, 2014 and 2013, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries Ceran, Paulista Lajeado and CPFL Renováveis.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,128	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,620	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,415	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of S. Paulo and Paraná	27	202	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	56	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	38	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	81	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of S. Paulo and Minas Gerais	4	45	16 years	July 2015

Installed capacity
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 1 SHPs and 1 Thermal	694 MW	694 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")(1)	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")(1)	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
BAESA - Energética Barra Grande S.A. ("BAESA")(1)	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")(1)	Private corporation	Indirect 57.13%	Paraíba	2 Thermals	342 MW	195 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%(2)	Tocantins	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul	See item 11.4.2	See item 11.4.2	See item 11.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	9 SHPs	24 MW	24 MW

Notes:

(1)     Due to changes in the accounting standards, these companies are treated as joint arrangements and as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements. Their assets, liabilities and results are accounted for using the equity method of accounting;

(2)       Paulista Lajeado has a 7% stake in the installed capacity of Investco S.A..

4Q14/2014 Results | March 26, 2015

Energy commercialization and services	Company Type	Core activity	Equity Interest

CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda. ("Nect")(1)	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")(2)	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A. ("CPFL Telecom")(3)	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A.	Private corporation	Electric energy transmission services	Indirect 100%
CPFL Eficiência Energética S.A ("CPFL ESCO") (4)	Private corporation	Electric energy transmission services	Direct 100%

Notes:

(1)     Former Chumpitaz Serviços S.A.;

(2)     Former CPFL Bio Anicuns S.A.;

(3)     Former CPFL Bio Itapaci S.A..

(4)     Former CPFL Participações S.A.

Other	Company Type	Core activity	Equity Interest

CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

4.1) Consolidation of CPFL Renováveis Financial Statements

On December 31, 2014, CPFL Energia indirectly held 51.61% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

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4.2) Presentation of adjusted figures

As of the 1Q14, the presentation of adjusted figures considers similar holdings in each of the assets in which CPFL Energia has a stake. Therefore, the result of adjusted figures already excludes non-controlling shareholders’ interests.

5) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (Pro-forma - R$ Thousands)
	4Q14	4Q13	Var.	2014	2013	Var.
Gross Operating Revenue (IFRS)(1)	6,490,227	4,627,079	40.3%	21,851,382	18,334,968	19.2%
Net Operating Revenue (IFRS)(1)	4,934,031	3,466,666	42.3%	16,360,945	13,629,457	20.0%
Cost of Electric Power (IFRS)	(2,989,625)	(2,194,324)	36.2%	(10,643,131)	(8,196,687)	29.8%
Operating Costs & Expenses (IFRS)	(1,182,153)	(924,341)	27.9%	(4,122,739)	(4,067,393)	1.4%
EBIT (IFRS)	1,071,197	599,307	78.7%	2,540,073	2,369,775	7.2%
EBITDA (IFRS)(2)	1,342,397	911,888	47.2%	3,760,903	3,547,113	6.0%
Financial Income (Expense) (IFRS)	(267,525)	(171,098)	56.4%	(1,089,454)	(971,443)	12.1%
Income Before Taxes (IFRS)	765,344	474,341	61.3%	1,510,304	1,519,200	-0.6%
Net Income (IFRS)	469,616	322,856	45.5%	886,444	949,036	-6.6%

Consolidated Income Statement - CPFL ENERGIA (Pro-forma - R$ Thousands)
	4Q14	4Q13	Var.	2014	2013	Var.
Gross Operating Revenue (IFRS)(1)	5,926,465	4,602,276	28.8%	21,071,502	18,413,886	14.4%
Net Operating Revenue (IFRS)(1)	4,414,348	3,435,681	28.5%	15,686,872	13,681,479	14.7%
Cost of Electric Power (IFRS)	(2,766,961)	(1,893,668)	46.1%	(9,199,813)	(7,808,547)	17.8%
Operating Costs & Expenses (IFRS)	(1,303,134)	(1,031,377)	26.3%	(4,595,916)	(4,006,427)	14.7%
EBIT (IFRS)	653,196	761,942	-14.3%	2,836,141	2,870,903	-1.2%
EBITDA (IFRS)(2)	929,147	1,028,783	-9.7%	3,916,033	3,907,681	0.2%
Financial Income (Expense) (IFRS)	(228,714)	(199,404)	14.7%	(985,979)	(823,547)	19.7%
Income Before Taxes (IFRS)	424,481	562,538	-24.5%	1,849,210	2,047,356	-9.7%
Net Income (IFRS)	280,339	376,681	-25.6%	1,158,696	1,304,273	-11.2%

Notes:

(1)    Disregard construction revenues;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)    Adjusted EBITDA  considers similar holdings in each of the assets in which CPFL Energia has a stake, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    Adjusted Net Income considers similar holdings in each of the assets in which CPFL Energia has a stake, the regulatory assets and liabilities and excludes the non-recurring effects.

5.1) Operating Revenue

Disregarding the revenue from the construction of concession infrastructure, gross operating revenue (IFRS) reached R$ 6,490 million in 4Q14, an increase of 40.3% (R$ 1,863 million). The adjusted gross operating revenue was of R$ 5,926 million, an increase of 28.8% (R$ 1,324 million).

Net operating revenue (IFRS disregarding the revenue from the construction of concession infrastructure) reached R$ 4,934 million in 4Q14, an increase of 42.3% (R$ 1,467 million). The adjusted net operating revenue, disregarding the revenue from the construction of concession infrastructure, amounted to R$ 4,414 million, an increase of 28.5% (R$ 979 million).

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The increase in net operating revenue, already considering revenue eliminations, was mainly caused by the following factors:

•         Increase of revenues in the Distribution segment, in the amount of R$ 721 million (for more details, see item 12.1.1);

•         Increase of revenues in the Commercialization and Services segment, in the amount of R$ 229 million;

•         Increase of revenues in the Conventional Generation segment, in the amount of R$ 57 million;

Partially offset by:

•         Decrease of revenues in CPFL Renováveis, in the amount of R$ 26 million.

5.2) Cost of Electric Energy

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,990 million in 4Q14, representing an increase of 36.2% (R$ 795 million). The adjusted cost of electric energy was R$ 2,767 million in 4Q14, an increase of 46.1% (R$ 873 million). The factors that explain these variations follow below:

•         The cost of electric power purchased for resale (IFRS) in 4Q14 reached R$ 2,920 million, an increase of 48.9% (R$ 959 million). The adjusted cost of electric power purchased for resale in 4Q14 was R$ 2,689 million, an increase of 61.1% (R$ 1.020 million), due to the following effects:

            (i)       Increase in the cost of energy purchased through auction in the regulated environment and bilateral contracts (R$ 767 million), mainly caused by the increase of 45.6% in the average purchase price (R$ 213.80/MWh in 4Q14 vs R$ 146.80/MWh in 4Q13) and of 6.3% (602 GWh) in the volume of purchased energy;

           (ii)       Increase in the cost of short-term energy purchase (R$ 345 million) due to the increase of 81.9% in the volume of the energy purchased (460 GWh) and of 75.5% in the average purchase price (R$ 491.29/MWh in 4Q14 vs R$ 279.91/MWh in 4Q13).

Partially offset by:

          (iii)        Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 86 million);

         (iv)        Other effects (R$ 6 million).

•         Charges for the use of the transmission and distribution system (IFRS) reached R$ 71 million in 4Q14, a decrease of 69.7% (R$ 163 million) if compared to 4Q13. In adjusted numbers, charges for the use of the transmission and distribution system were R$ 78 million in 4Q14, a reduction of 65.3% (R$ 147 million), due to the following factors:

            (i)        Reduction in the system service usage charges – ESS (R$ 235 million) from a cost of R$ 60 million in 4Q13 to a revenue of R$ 175 million in 4Q14, due to R$ 227 million in revenues from CONER (Reserve Energy Account). Disregarding this effect, ESS in 4Q14 would reach costs of R$ 52 million;

Partially offset by:

           (ii)        Increase of 44.3% in the basic network charges (R$ 69 million), mainly in CPFL Paulista (R$ 35 million), CPFL Piratininga (R$ 15 million) and RGE (R$ 13 million) due to the readjustment of 8.1% in the agreements between distribution and transmission companies in July 2014;

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          (iii)        Decrease of 74.0% in PIS and Cofins tax credits, generated from the sector charges (R$ 17 million);

         (iv)        Other effects (R$ 2 million).

5.3) Operating Costs and Expenses

Operating costs and expenses (IFRS+Construction Costs) were R$ 1,182 million in 4Q14 compared to R$ 924 million in 4Q13, an increase of 27.9% (R$ 258 million). Adjusted operating costs and expenses were R$ 1,182 million in 4Q14 compared to R$ 1.031 million in 4Q13, an increase of 26.3% (R$ 272 million), due to the following factors:

•         The adjusted PMSO item, that reached R$ 709 million in 4Q14, compared to R$ 503 million in 4Q13, registering an increase of 41.0% (R$ 206 million);

•         Increase of 21.8% (R$ 55 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 306 million in 4Q14, has its counterpart in the “operating revenue”;

•         Depreciation and Amortization, which represented an increase of 3.4% (R$ 9 million), are mainly explained (i) by the depreciation of assets that came to operate in CPFL Renováveis (R$ 11 million);

•         Increase of 16.9% in the Private Pension Fund expenses (R$ 2 million);

The table below lists the main variations in PMSO:

MANAGERIAL ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	4Q14	4Q13	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(226.9)	(175.0)	(51.9)	29.7%
Material	(29.7)	(26.9)	(2.8)	10.6%
Outsourced Services	(153.4)	(128.5)	(24.9)	19.4%
Other Operating Costs/Expenses	(144.6)	(66.2)	(78.4)	118.3%
Reported PMSO (IFRS) - (A)	(554.7)	(396.6)	(158.1)	39.9%
Proportional Consolidation + Regulatory Assets&Liabilities
Personnel	5.5	3.2
Material	(170.7)	(86.2)
Outsourced Services	11.9	1.3
Other Operating Costs/Expenses	(1.1)	0.9
Total Proportional Consolidation + Regulatory Assets&Liabilities - (B)	(154.3)	(80.9)	(73.4)	90.7%
Non-recurring effects
GSF	-	25.4	(25.4)	-
(=) Total Non-recurring effects - (C)	-	25.4	(98.8)	0.91
Adjusted PMSO
Personnel	(221.4)	(171.8)	(49.6)	28.8%
Material	(200.4)	(113.1)	(87.3)	77.2%
Outsourced Services	(141.5)	(127.2)	(14.3)	11.2%
Other Operating Costs/Expenses	(145.7)	(90.8)	(54.9)	60.4%
Total Adjusted PMSO - (D) = (A) + (B) - (C)	(708.9)	(502.9)	(206.0)	41.0%

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This variation is explained mainly by the following aspects:

(i)            Personnel expenses, that recorded an increase of 28.8% (R$ 50 million), mainly due to (i.a) the 2014 Collective Bargaining Agreement (R$ 10 million); (i.b) increase in the Services segment business, due to  business expansion of CPFL Serviços, CPFL Atende, CPFL Total and Nect (R$ 9 million), (i.c) drop in capitalization of personnel costs in investment from January 2014, in accordance with ANEEL's new methodology (R$ 13 million) and (i.d) provision for Profit Sharing Program (R$ 15 million)

(ii)           Increase of 77.2% in Material (R$ 87 million), mainly explained by (ii.a) additional material expenses related to the oil acquisition by Epasa (Termonordeste TPP and Termoparaíba TPP), that increased R$ 74 million in Conventional Generation segment and (ii.b) replacement of lines and networks and maintenance of the vehicle fleet (R$ 6 million) and others (R$ 7 million);

(iii)          Out-sourced services expenses, which registered an increase of 11.2% (R$ 14 million), mainly due to increase in the Distribution segment related to call center services, meter reading, tree pruning, cutbacks, hardware and software maintenance and others; and

(iv)         Other operational costs/expenses, that registered a decrease of 60.4% (R$ 55 million), mainly due to (iv.a) fines reclassification from Financial Expenses to Operational Expenses (R$ 26 million); (iv.b) increase of Allowance for Doubtful Accounts (R$ 17 million); (iv.c) increase in legal and court expenses (R$ 8 million) and (iv.d) others (R$ 5 million);

The itens related to oil acquisition by Epasa and operating costs and expenses (PMSO) of Service segment are directly associated to revenue generation from these activities.

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5.4) Sectorial Financial Assets and Liabilities

On November 25, 2014, through Dispatch no. 4,621, Aneel approved the amendment to concession agreements of distribution companies, in order to include a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified.

After this change, the Securities and Exchange Commission of Brazil (CVM) approved, on December 9, 2014, through Resolution no. 732, the recognition of assets and liabilities that were previously called “regulatory assets and liabilities” in the financial statements of distribution companies, which are now called “sectorial financial assets and liabilities”.

In 4Q14, the accumulated balance of regulatory assets and liabilities until December 31, 2014 was accounted, in the amount of R$ 831 million (net of PIS and Cofins).

5.5) EBITDA

4Q14 IFRS EBITDA reached R$ 1,342 million, an increase of 47.2% (R$ 431 million). The adjusted EBITDA in 4Q14 registered R$ 929 million, compared to R$ 1,029 million in 4Q13, a decrease of 9.7%.

5.6) Financial Result

The 4Q14 net financial expense (IFRS) was of R$ 268 million, an increase of 56.4% (R$ 96 million) compared to the net financial expense of R$ 171 million reported in 4Q13. The adjusted net financial expense was R$ 229 million, an increase of 14.7% in relation to 4Q13 (R$ 29 million).

The items explaining these variations in adjusted Financial Result are as follows:

•         Financial Revenues: decrease of R$ 36 million, from R$ 273 million in 4Q13 to R$ 237 million in 4Q14, mainly due to the following factors:

(i)            Decrease in the restatement of escrow deposits (R$ 74 million);

(ii)           Decrease in the income of financial investments and monetary and exchange adjustments (R$ 24 million); despite the higher CDI interbank rate, from 9.4% in 4Q13 to 11.3% in 4Q14, the average cash balance in 4Q14 was lower than the observed in 4Q13;

(iii)          Reduction in 4Q14 of R$ 6 million related to the reclassification of operating fines from financial income to operating income;

Partially offset by:

(iv)         Adjustment to expected cash flow, related to distributors’ financial asset (R$ 55 million) – in 4Q13, this item was accounted in the financial expenses (R$ 46 million);

(v)          Lower volume on purchase of ICMS tax credit (R$ 7 million);

(vi)         Others (R$ 5 million).

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•         Financial Expenses: decrease of 1.4% (R$ 6 million), from R$ 473 million in 4Q13 to R$ 466 million in 4Q14, mainly due to the following factors:

(i)            Mark-to-market calculation effect for financial operations under Law 4,131 (non-cash effect) (R$ 80 million);

(ii)           Variation in regulatory assets and liabilities (R$ 13 million)

(iii)          Decrease in other  financial expenses (R$ 7 million),mainly due to fines reclassification from Financial Expenses to Operational Expenses (R$ 26 million);

(iv)         Decrease in the financial expenses with the Use of Public Asset (UBP) (R$ 3 million), due to the reduction of the IGP-M, index used to update this item.

      Partially offset by:

(v)          Accounting, in 4Q13, of the adjustment to expected cash flow, related to distributors’ financial asset (R$ 46 million) – in 4Q14, this item was accounted in the financial revenues;

(vi)         Increase of debt charges and monetary and exchange variations (R$ 19 million), due to the higher CDI interbank rate, from 9.4% in 4Q13 to 11.3% in 4Q14;

(vii)        Exchange variations for Itaipu (R$ 17 million);

(viii)       Decrease of capitalized borrowing costs (R$ 14 million) due to the startup of CPFL Renováveis projects.

5.7) Net Income

In 4Q14, net income (IFRS) was R$ 470 million, an increase of 45.5% if compared to 4Q13. Adjusted net income totaled R$ 280 million, a decrease of 25.6% if compared to 4Q13.

6) DEBT

6.1) Financial Debt (Including Hedge)

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

CPFL Energia’s Financial Debt Pro-forma (including hedge) reached R$ 17,126 million in 4Q14, an increase of R$ 986 million, or 6.1%, compared to 4Q13. This increase in net debt is mainly a reflection of:

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•         the decrease in indebtedness due to the funding, net of amortizations, in the amount of R$ 645 million, in CPFL Energia (Holding) and the other Group companies;

•         Debt Stock of R$ 350 million lower in 4Q14, concerning the change in participation of CPFL Renováveis (58.84% to 51.61%);

•         the increase in the other charges, fundings and monetary and exchange rate updates (net of hedge) in the period, in the amount of R$ 692 million.

The main contributing funding and amortizations to the variation in the balance of financial debt described above were:

•         Distribution Segment: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 636 million:

+      Funding of BNDES financing for CPFL Paulista (R$ 27 million), CPFL Piratininga (R$ 12 million), RGE (R$ 8 million), CPFL Santa Cruz (R$ 22 million) and CPFL Jaguariúna (R$ 22 million);

+      Funding of financial institutions financing for CPFL Paulista (R$ 516 million), CPFL Piratininga (R$ 379 million), RGE (R$ 66 million) CPFL Santa Cruz (R$ 8 milion) and CPFL Jaguariúna (R$ 77 milion);

-      Amortizations of BNDES financing for CPFL Paulista (R$ 167 million), CPFL Piratininga (R$ 68 million), RGE (R$ 93 million), CPFL Santa Cruz (R$ 2 million) and CPFL Jaguariúna (R$ 5 million);

-      Amortizations of financial institutions financing for CPFL Paulista (R$ 130 million), CPFL Piratininga (R$ 14 million) and RGE (R$ 51 million), CPFL Santa Cruz (R$ 4 million) and CPFL Jaguariúna (R$ 69 milion).

•         Commercialization and Services Segment: funding, net of amortizations, totaling R$ 17 million:

+      Funding of BNDES financing for CPFL Serviços (R$ 15 million);

+      Funding of financial institutions financing for CPFL Serviços (R$ 9 million);

-      Amortizations of BNDES financing for CPFL Serviços (R$ 5 million);

-      Amortizations of financial institutions financing for CPFL Serviços (R$ 2 million).

•         Conventional Generation Segment: amortizations, net of funding, totaling R$ 81 million:

+      Funding of financial institutions financing for CPFL Geração (R$ 233 million);

+      Debentures issuance by CPFL Geração (7th Issue of R$ 635 million and 8th Issue of R$ 70 million);

-      Amortizations of BNDES financing for Epasa (R$ 5 million), Baesa (R$ 19 million), Ceran (R$ 36 million), Enercan (R$ 36 million) and Foz do Chapecó (R$ 66 million);

-      Amortizations of financial institutions financing for CPFL Geração (R$ 152 million) and Epasa (R$ 6 million);

-      Amortizations of the debentures principal of CPFL Geração (4th Issue of R$ 680 million), Epasa (R$ 9 million), Baesa (R$ 6 million) and Enercan (R$ 4 million).

•         CPFL Renováveis: amortizations (BNDES and other financial institutions), net of funding, in the amount of R$ 19 million:

+      Funding of BNDES financing (R$ 196 million);

+      Funding of financial institutions financing (R$ 77 million);

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+      Debentures issuance (2th Issue of R$ 155 million and WF2 of R$ 88 milion);

-      Amortizations of BNDES financing (R$ 251 million);

-      Amortization of financial institutions financing (R$ 283 million).

•         Other Segments: funding, net of amortizations, totaling R$ 92 million:

+      Funding of BNDES financing for CPFL Transmissão Piracicaba (R$ 13 million);

+      Funding of financial institutions financing (R$ 82 million);

-      Amortizations of financial institutions financing for CPFL Telecom (R$ 3 million).

Financial Debt - 4Q14 - Pro-Forma (R$ thousands)
	BNDES		Financial Institutions		Other		Foreign Currency		Debentures			Total
Segments	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Holding (CPFL Energia)	-	-	-	-	-	-	-	-	1,290,000	-	1,290,000	-	1,290,000
Distribution	249,036	1,015,880	199,032	461,866	4,842	13,975	116,336	3,077,846	260,000	2,245,000	829,245	6,814,568	7,643,813
Commercialization and Services	3,590	28,701	1,802	4,514	1,217	2,610	-	10,002	-	228,000	6,609	273,827	280,436
Conventional Generation	169,326	1,262,094	-	617,520	10,886	87,088	-	265,620	291,961	2,312,424	472,173	4,544,746	5,016,919
CPFL Renováveis	139,280	1,454,521	-	-	36,658	385,035	-	-	118,105	740,253	294,043	2,579,809	2,873,852
Other	1,107	51,576	6,965	31,496	-	-	9,175	-	-	-	17,248	83,072	100,320

Debt (Principal)	562,339	3,812,771	207,799	1,115,397	53,603	488,709	125,511	3,353,468	1,960,066	5,525,677	2,909,319	14,296,021	17,205,340

Charges											549,386	(33,882)	515,504

Hedge											(23,222)	(571,600)	(594,822)

Financial Debt Including Hedge											3,435,483	13,690,539	17,126,023
Percentage on total (%)											20.0%	79.9%	100.0%

Of the total indebtedness of R$ 17,126 million in 4Q14, R$ 13,691 million (79.9%) are considered long term and R$ 3,435 million (20.1%) are considered short term. In 4Q13, of the total of R$ 16,140 million, R$ 14,453 million (89.5%) are considered long term and R$ 1,688 million (10.5%) are considered short term.

CPFL Energia has always adopted a solid and conservative financial policy. Thus, the Company has used since 2011, a prefunding strategy, in other words, forecasts the cash needs for the next 12-18 months and anticipates market access on more favorable terms of liquidity and cost. Thus, at the end of 2014, CPFL Energia, envisioning a more restrictive credit scenario in 2015, started working in 2016 prefunding. Consequently, the Company used a credit opportunity in early 2015 and raised more than R$ 2.2 billion in resources to strengthen its liquidity position and pass over a more adverse year. Note that the average tenor for this funding was 3.5 years and the average cost was around 106% of CDI. In addition, the Company raised R$ 600 million, for a period of one year, with an average cost of 102% of CDI in order to preserve liquidity in the face of expected volatility in the short term.

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6.2) Debt Amortization Schedule

Note: Considers only the principal debt; In 2015, amortization is from October/2015.

The cash position at the end of 4Q14 has coverage ratio of 1.41x the amortizations of the next 12 months, enough to honor all amortization commitments until around the middle of 2016. The average amortization term, calculated by this schedule, is 3.81 years.

6.3) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

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Total debt in Pro-forma criteria, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 16,568 million in 4Q14, increase of 7.0%. The nominal average cost of debt went from 8.0% p.a. in 4Q13 to 10.3% p.a. in 4Q14, due mainly to the increase in the CDI interbank rate, among other reasons.

Debt Profile – Pro-forma (*) – 4Q13

Debt Profile – Pro-forma (*) – 4Q14

  Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA; PSI – Investment Support Program.

As a result of the funding operations and amortizations, considering the indexation after hedge, there was a decrease in the BNDES-TJLP-indexed portion (from 24.3%, in 4Q13, to 18.9%, in 4Q14) and an increase in the portion of the debt prefixed-PSI (from 6.7%, in 4Q13, to 8.9%, in 4Q14), CDI-pegged portion (from 53.8%, in 4Q13, to 50.9%, in 4Q14) and in the portion tied to the IGP-M/IGP-DI (from 2.8%, in 4Q13, to 1.5%, in 4Q14).

The foreign-currency debt would have come to 19.8% of the total, if banking hedge operations had been excluded. Considering the contracted swap operations, which convert the indexation of debt in foreign-currency to the CDI, the effective foreign-currency debt is 0.1% (which has natural hedge).

The portion of the debt tied to the IGP-M/IGP-DI is related mostly to the debt with the private pension fund.

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Debt Profile – IFRS – Indexation After Hedge – 4Q13 vs. 4Q14

6.4) Net Debt and Leverage

Pro forma (*) - R$ Thousands	4Q14	4Q13	Var.
Financial Debt (including hedge)	(17,126,023)	(16,140,295)	6.1%
(+) Available Funds	4,087,851	3,925,627	4.1%
(=) Net Debt	(13,038,171)	(12,214,668)	6.7%

IFRS - R$ Thousands	4Q14	4Q13	Var.
Financial Debt (including hedge)	(18,555,137)	(16,705,857)	11.1%
(+) Available Funds	4,357,455	4,206,422	3.6%
(=) Net Debt	(14,197,682)	(12,499,435)	13.6%

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

In 4Q14, Net Debt Pro-forma totaled R$ 13,038 million, an increase of 6.7% or R$ 824 million, compared to net debt position at the end of 4Q13 in the amount of R$ 12,215 million.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of the projects. Also, include in the calculation of adjusted EBITDA the effects of the CVA – "Account for the Compensation of the Variations of Parcel A" and the historic EBITDA of newly acquired projects. As a result, adjusted net debt totaled R$ 13,038 million and adjusted EBITDA reached R$ 3,736 million, and the adjusted Net Debt / adjusted EBITDA at the end of 4Q14 reached 3.49x.

7) INVESTMENTS

In 4Q14, R$ 308 million were invested in business maintenance and expansion, of which R$ 200 million in distribution, R$ 86 million in generation (R$ 77 million of CPFL Renováveis and R$ 9 million of conventional generation) and R$ 22 million in commercialization and services. As result, CPFL Energia’s investments amounted R$ 1,062 million in 2014, of which R$ 702 million in distribution, R$ 265 million in generation (R$ 251 million of CPFL Renováveis and R$ 14 million of conventional generation) and R$ 94 million in commercialization and services. In addition, we invested R$ 29 million in the quarter (R$ 57 million in 2014) in the construction of CPFL Transmissão’s  transmission lines and,  according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” in non current assets. CPFL Energia also booked R$ 56 million in Special Obligations in the quarter among other items financed by the consumer (R$ 181 million in 2014).

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Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)   Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others. CPFL Energia through its eight distributors, serves 5614 municipalities, in the States of São Paulo, Rio Grande do Sul, Paraná and Minas Gerais. On December 31, 2014, our distribution companies had 7.6 million customers (an increase of 199,000 customers) and our distribution network consisted of 240,944 km of distribution lines (an increase of 1,109 km of lines), including 353,722 distribution transformers (an increase of 11,386 transformers). Our eight distribution subsidiaries had 9,881 km of high tension distribution lines between 34.5 kV and 138 kV (an increase of 128 km of lines). On that date, we had 445 high tension to medium tension transformer substations for subsequent distribution (a reduction of 9 substations), with total transforming capacity of 14,571 MVA (an increase of 36 MVA);

        (ii)   Generation: chiefly focused on Campo dos Ventos, São Benedito, Morro dos Ventos II and Pedra Cheirosa Wind Complexes and Mata Velha SHPP, projects still under construction.

4This total refers to the total number of municipalities situated within the concession area of our subsidiaries.  In addition, we serve consumers located in municipalities outside of our concession areas in cases where those consumers are not served by the local concessionaire.

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Investments Projected by the Group for the Next 5 Years

IFRS – 100% CPFL Renováveis and CERAN (R$ million)

Note: (*) Considers 100% of CPFL Renováveis and CERAN.

Investments Projected by the Group for the Next 5 Years

Pro-forma – Proportional Stake in the Generation Projects (R$ million)

Note: (*) Considers the proportional stake in the generation projects.

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8) ALLOCATION OF RESULTS

The Company’s Bylaws require the distribution of at least 25% of net income adjusted according to law, as dividends to its shareholders.  The proposal for allocation of net income from the fiscal year is shown below:

Thousands of R$
Net income of the fiscal year - Individual	949,177
Results from previous years	26,055
Prescribed dividend	5,722
Net income base for allocation	980,954
Legal reserve	(47,459)
Reversal of reserve of retained earnings for investment	108,987
Interim dividends	(422,195)
Statutory reserve - concession financial asset	(65,400)
Statutory reserve - strengthening of working capital	(554,888)

For this fiscal year, considering that the Company has already distributed R$ 422 million in dividends (44.5% of net income from the fiscal year), which is higher than the mandatory minimum, and considering (i) the current adverse economic scenario, (ii) the unpredictable nature of the water situation and (iii) the uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases, the Company’s Management proposes the allocation of R$ 555 million to the statutory reserve – strengthening of working capital.

Stock Dividend for Shareholders

To strengthen the Company’s capital structure, the Board of Executive Officers meeting held on March 16, 2015, recommended that the Board of Directors propose to the Shareholders Meeting the capitalization of the balance of the statutory reserve – strengthening of working capital, through the issue of new shares to shareholders.  This proposal will be submitted for approval by the Extraordinary Shareholders Meeting called for April 29, 2015.

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9) STOCK MARKET

9.1) Share Performance

CPFL Energia, which has a current free float of 30.5% (up to December 31, 2014), is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governace.

The shares closed the period priced at R$ 18.49 per share and US$ 13.99 per ADR, respectively (closing price on 12/31/2014).

Shares Performance – 4Q14 (with adjustment by dividends)

In 4Q14, the shares depreciated 3.2% on the BM&FBOVESPA and 10.7% on the NYSE.

Shares Performance – 2014 (with adjustment by dividends)

In 2014, the shares valued 5.2% on the BM&FBOVESPA and depreciated 4.6% on the NYSE.

9.2) Average Daily Volume

The daily trading volume in 2014 averaged R$ 38.2 million, of which R$ 22.5 million on the BM&FBOVESPA and R$ 15.7 million on the NYSE, 5.8% up compared to 2013. The number of trades on the BM&FBOVESPA increased by 32%, rising from a daily average of 4,208, in 2013, to 5,555, in 2014.

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Note: Considers the sum of the average daily volume on the BM&FBOVESPA and the NYSE.

9.3) Ratings

In July 2014, Standard&Poor’s issued a report reaffirming its credit rating for CPFL Energia.
The following table shows the evolution of CPFL Energia’s corporate ratings between 2011 and 2014:

Ratings of CPFL Energia - National Scale
Agency		2011	2012	2013	2014
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA+
	Outlook	Stable	Stable	Stable	Stable
Fitch Ratings	Rating	AA+ (bra)	AA+ (bra)	AA+ (bra)	AA+ (bra)
	Outlook	Stable	Stable	Stable	Stable

Considers the position in the end of the period.

Note: Close-of-period positions.

In March 2015, the Fitch Ratings downgraded de AA+ (bra) to AA (bra) the rating of CPFL Energia and its subsidiaries, with a stable outlook.

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10) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia ("CPFL" or "Company") and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2014, CPFL marked 10 years since being listed on the BM&FBovespa and the New York Stock Exchange (“NYSE”).  With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the BM&FBovespa with Level III ADRs, a special segment for companies that comply with corporate governance best practices.  All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (Board), its decision-making authority, and the Board of Executive Officers, its executive body.  The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 external members, one of whom an Independent Member, whose term of office is 1 year and who are eligible for reelection.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Management Processes, People Management and Related Parties), all coordinated by a director, which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, monitoring of internal audits and analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

To ensure that best practices permeate all activities of the Board and its relations with the Company while the Board members are focused on their decision-making functions, in 2006 the Company created the Board of Directors Advisory Council, which reports directly and solely to the Chairman of the Board.

This Advisory Council acts as the guardian of best practices to ensure compliance with Governance Guidelines; speed of communication between the Company and its Board members; quality and timeliness of information; integration and evaluation of members of the Board of Directors and the Audit Board; constant improvement of governance processes and institutional relations with government authorities and entities.

The Board of Executive Officers is made up of 1 Chief Executive Officer and 5 Vice Presidents, with terms of two years, eligible for reelection, responsible for executing the strategy of CPFL and its subsidiaries as defined by the Board of Directors in line with governance guidelines.  To ensure alignment of governance practices, Executive Officers sit on the Boards of Directors of companies that make up the CPFL group and nominate their respective executive officers.

CPFL has a permanent Audit Board, made up of 5 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ri.

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11) CURRENT SHAREHOLDERS STRUCTURE – 12/31/2014

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:

(1) Controlling shareholders;

(2) Includes the 0.1% stake of Camargo Corrêa S.A.;

(3) Includes the 0,2% stake of Petros e Sistel pension funds;

(4) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas.

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12) PERFORMANCE OF THE BUSINESS SEGMENTS

12.1) Distribution Segment

12.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	4Q14	4Q13	Var.	2014	2013	Var.
Gross Operating Revenue (IFRS)(1)	5,354,090	3,744,047	43.0%	17,893,300	14,950,739	19.7%
Adjusted Gross Operating Revenue(1)	4,800,663	3,727,844	28.8%	17,639,246	15,116,895	16.7%
Net Operating Revenue (IFRS)(1)	3,912,158	2,670,123	46.5%	12,787,990	10,570,662	21.0%
Adjusted Net Operating Revenue(1)	3,406,220	2,647,805	28.6%	12,552,420	10,716,387	17.1%
Cost of Electric Power	(2,457,560)	(1,902,880)	29.1%	(8,998,898)	(6,841,318)	31.5%
Operating Costs & Expenses	(826,821)	(656,606)	25.9%	(2,948,656)	(3,048,531)	-3.3%
EBIT	896,955	357,686	150.8%	1,717,844	1,677,978	2.4%
EBITDA (IFRS)(2)	1,014,395	469,656	116.0%	2,180,272	2,115,488	3.1%
Adjusted EBITDA(3)	508,457	519,389	-2.1%	1,944,701	2,210,870	-12.0%
Financial Income (Expense)	(13,598)	(10,809)	25.8%	(308,623)	(401,741)	-23.2%
Income Before Taxes	883,357	346,877	154.7%	1,409,222	1,276,237	10.4%
Net Income (IFRS)	630,385	242,821	159.6%	947,958	852,525	11.2%
Adjusted Net Income(4)	300,299	272,585	10.2%	822,925	1,046,711	-21.4%

Notes:

(1)    Excludes Construction Revenue;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)    Adjusted EBITDA considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    Adjusted Net Income considers the regulatory assets and liabilities and excludes the non-recurring effects;

(5)    The distributors’ financial performance tables are attached to this report in item 12.9.

Operating Revenue

Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue (IFRS) amounted to 5,354 million, an increase of 43.0% (R$ 1,610 million). Adjusted gross operating revenue amounted to 4,801 million, an increase of 28.8% (R$ 1,073 million).

The upturn in adjusted gross operating revenue was mainly caused by the following factors:

•        Positive average tariff adjustment in the distribution companies for the period between 4Q13 and 4Q14, in the amount of R$ 686 million, due to the tariff reviews and readjustments;

•        Increase of 4.9% in the sales volume to the captive market, in the amount of R$ 146 million (market + mix);

•        Increase of R$ 25 million in the resources from the CDE;

•        Increase of R$ 34 million in the gross revenue of TUSD from free customers;

•        R$ 373 million variation in the regulatory assets and liabilities, from a net receivable of R$ 16 million in 4Q13 to a net payable of R$ 357 million in 4Q14.

Partially offset by:

•        Increase of R$ 28 million in Electricity Sales to Distributors;

•        Reduction of R$ 163 million in Other Revenues, mainly due to the following aspects:

                    (i)        Reduction by the reclassification of generators reimbursement from other revenues to energy cost (R$ 171 million); and

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                   (ii)        Increase of R$ 6 million related to the reclassification of operational fines from financial income to operating income.

Deductions from the gross operating revenue (IFRS) were R$ 1,442 million, representing an increase of 34.3% (R$ 368 million). Adjusted deductions from the gross operating revenue were R$ 1,395 million, representing an increase of 29.1% (R$ 314 million), due to the following increases:

                    (i)        of 24.6% in ICMS tax (R$ 165 million);

                   (ii)        of 55.3% in PIS and COFINS taxes (R$ 170 million);

                  (iii)        of 89.9% in the CDE sector charge (R$ 35 million);

                 (iv)        of 6.4% in the R&D and Energy Efficiency Program (R$ 2 million);

Partially offset by the following:

                  (v)        reduction of 100% in the RGR (R$ 3 million), which was extinct;

                 (vi)        reduction of 3.0% in the PROINFA (R$ 1 million);

                (vii)        R$ 54 million variation in the regulatory assets and liabilities, from a net payable of R$ 6 million in 4Q13 to a net payable of R$ 32 million in 4Q14.

Net operating revenue (IFRS) reached R$ 3,912 million in 4Q14, representing an increase of 46.5% (R$ 1,242 million). Adjusted net operating revenue totalized R$ 3,406 million in 4Q14, an increase of 28.6% (R$ 758 million).

Cost of Electric Power

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,458 million in 4Q14, representing an increase of 29.1% (R$ 555 million). The adjusted cost of electric energy amounted to R$ 2,458 million in 4Q14, representing an increase of 36.5% (R$ 657 million):

•         The cost of electric power purchased for resale (IFRS) in 4Q14 was R$ 2,408 million, representing an increase of 43.0% (R$ 725 million). The adjusted cost of electric power purchased for resale in 4Q14 was R$ 2,408 million, representing an increase of 50.4% (R$ 807 million), due to the following effects:

          (i)        Increase in the cost of energy purchased in the regulated environment (R$ 382 million), due to the increases of 19.5% in the average purchase price and of 6.9% (576 GWh) in the volume of purchased energy;

         (ii)        Increase in the PROINFA cost (R$ 9 million), due to the increase of 12.4% in the average purchase price;

        (iii)        Increase of 231.8% in the cost of energy purchased in the short term (R$ 435 million), mainly due to the increase of 150.9% in the average purchase price and 32.3% increase in the volume of purchased energy (187 GWh);

        (iv)        Increase of 7.8% in the cost of energy from Itaipu (R$ 27 million), mainly due to the 9.2% increase in the average purchase price, partially offset by the decrease of 1.2% (33 GWh) in the volume of purchased energy;

         (v)        R$ 82 million variation in the regulatory assets and liabilities.

Partially offset by:

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        (vi)        Increase of 43.0% (R$ 74 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase;

       (vii)        Decrease of R$ 54 million in the resources from the CDE (cost reducer), which was R$ 107 million in 4Q14 and R$ 161 in 4Q13;

•      Charges for the use of the transmission and distribution system (IFRS) reached R$ 49 million in 4Q14, a 77.5% reduction (R$ 170 million). Adjusted charges for the use of the transmission and distribution system reached R$ 49 million in 4Q14, a 75.3% reduction (R$ 150 million), due to the following factors:

            (i)        Reduction in the system service usage charges – ESS (R$ 255 million), from a cost of R$ 80 million in 4Q13 to a revenue of R$ 175 million in 4Q14, mainly due to the receipt of R$ 227 million for the reimbursement of CONER;

           (ii)        Reduction of 99.1% (R$ 1 million) in the resources from the CDE;

Partially offset by:

          (iii)        Reduction of 76.5% in PIS and Cofins tax credits (cost reducer), generated from the charges (R$ 17 million);

         (iv)        Increase of 49.1% in the basic network charges (R$ 67 million), mainly in CPFL Paulista (R$ 35 million), CPFL Piratininga (R$ 15 milion) and RGE (R$ 13 milion);

          (v)        Increase of 16.2% in the Itaipu charges (R$ 1 million);

         (vi)        R$ 20 million variation in the regulatory assets and liabilities, which was a net receivable in 4Q13.

Operating Costs and Expenses

Operating costs and expenses (IFRS) were R$ 827 million in 4Q14 compared to R$ 657 million in 4Q13, an increase of 25.9% (R$ 170 million). Adjusted operating costs and expenses were R$ 827 million in 4Q14 compared to R$ 687 million in 4Q13, an increase of 20.4% (R$ 140 million), due to the following factors:

•         Increase of 17.0% (R$ 2 million) in the Private Pension Fund item;

•         Net increase of 4.9% (R$ 5 million) in the Depreciation and Amortization item;

•         The PMSO item (IFRS), that reached R$ 428 million in 4Q14, compared to R$ 287 million in 4Q13, registering an increase of 49.0% (R$ 141 million). The adjusted PMSO reached R$ 428 million in 4Q14, compared to R$ 317 million in 4Q13, registering an increase of 34.9% (R$ 111 million), mainly due to the following factors:

            (i)        Personnel expenses, which registered an increase of 32.1% (R$ 39 million), mainly due to the (a) effects of the Collective Bargaining Agreement (R$ 10 million), (b) adjustments to the provision of Profit Share Program - PLR (R$ 15 million) (c) reduction in capitalization of personnel costs in investment as of January 2014, in accordance with ANEEL's new methodology (R$ 11 million);

           (ii)        Out-sourced services expenses, which registered an increase of 40.0% (R$ 37 million):

✓  In CPFL Paulista (R$ 16 million), RGE (R$ 8 million) and CPFL Piratininga (R$ 9 million) mainly due to the increase in the expenses with warning notices, disconnection and reconnection,hardware and software maintenance and call center;

          (iii)        Material expenses, which registered an increase of 35.3% (R$ 6 million);

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         (iv)        Other operating costs/expenses, which registered an increase of 86.4% (R$ 59 million), considering the impact of the following factors:

✓  In 4Q13, there was an impact of a non-recurring revenue related to the sale of assets (buildings and vehicles) (R$ 25 million);

✓  Increase in 4Q14 of R$ 26 million related to the reclassification of operating fines from financial expenses to operating expenses;

✓  R$ 5 million variation in the regulatory assets and liabilities, which was a net payable in 4Q13.

•         Increase of 9.0% (R$ 22 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 269 million in 4Q14, has its counterpart in the “operating revenue”.

Sectorial Financial Assets and Liabilities

On November 25, 2014, through Dispatch no. 4,621, Aneel approved the amendment to concession agreements of distribution companies, in order to include a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified.

After this change, the Securities and Exchange Commission of Brazil (CVM) approved, on December 9, 2014, through Resolution no. 732, the recognition of assets and liabilities that were previously called “regulatory assets and liabilities” in the financial statements of distribution companies, which are now called “sectorial financial assets and liabilities”.

In 4Q14, the accumulated balance of regulatory assets and liabilities until December 31, 2014 was accounted, in the amount of R$ 831 million (net of PIS and Cofins).

EBITDA

EBITDA (IFRS) reached R$ 1,014 million in 4Q14, registering an increase of 116.0% (R$ 545 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 508 million in 4Q14 compared to R$ 519 million in 4Q13, an reduction of 2.1% (R$ 11 million).

Financial Result

The 4Q14 net financial expense (IFRS) was R$ 13 million, compared to the net financial expense of R$ 11 million in 4Q13, registering an increase of 25.8% (R$ 3 million). The 4Q14 adjusted net financial expense was R$ 8 million, compared to the net financial expense of R$ 15 million in 4Q13, registering a decrease of 49.6% (R$ 8 million).

The items explaining these changes are as follows:

  (i)       Financial Revenue (IFRS): reduction of 21.7% (R$ 46 million), from R$ 211 million in 4Q13 to R$ 165 million in 4Q14. Adjusted Financial Revenue: reduction of 22.1% (R$ 48 million), from R$ 219 million in 4Q13 to R$ 171 million in 4Q14, mainly due to the following factors:

✓  Reduction in the income from financial investments (R$ 16 million), due to the lower average cash stock;

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✓  Restatement of escrow deposits (R$ 73 million);

✓  Reduction in the monetary and foreign exchange update (R$ 4 million);

✓  Reduction in 4Q14 of R$ 6 million related to the reclassification of operating fines from financial income to operating income;

✓  Lower volume on purchase of ICMS tax credit (R$ 7 million).

Partially offset by:

✓  Financial expense in the Distribution Companies due to the adjustment for distibutors’ financial asset (R$ 55 million) (revenue reducer);

✓  Net variation of R$ 3 million in the regulatory assets and liabilities, from a net receivable of R$ 9 million in 4Q13 to a net receivable of R$ 6 million in 4Q14.

 (ii)       Financial Expense (IFRS): decrease of 19.4% (R$ 43 million), from R$ 221 million in 4Q13 to R$ 179 million in 4Q14. Adjusted Financial Expense: reduction of 23.9% (R$ 56 million), from R$ 235 million in 4Q13 to R$ 179 million in 4Q14, mainly due to the following factors:

✓  Mark-to-market calculation effect for financial operations under Law 4,131 - non-cash effect (R$ 74 million);

✓  Reduction of R$ 26 million in 4Q14 related to the reclassification of operating fines from financial expenses to operating expenses;

✓  Restatement of expenses with contingencies (R$ 14 million);

Partially offset by:

✓  Exchange variations for Itaipu invoices (R$ 17 million);

✓  Financial expense in the Distribution Companies due to the adjustment for distibutors’ financial asset (R$ 38 million);

✓  Variation of R$ 13 million in the regulatory assets and liabilities, which was a net payable in 4Q13.

Net Income

Net Income (IFRS) in 4Q14 was R$ 630 million, registering a reduction of 159.6% (R$ 388 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the Adjusted Net Income totaled R$ 300 million in 4Q14, compared to R$ 273 million in 4Q13, an increase of 10.2% (R$ 28 million).

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12.1.2) Annual Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 03, 2014, Aneel published in the Federal Official Gazette, the 2014 Annual Tariff Readjustment Indexes for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, as shown in the table below:

Annual Tariff Adjustment (RTA)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Ratifying Resolution	1,679	1,677	1,680	1,681	1,682
Economic Adjustment	2.00%	-3.16%	1.17%	-4.74%	9.89%
Financial components	-4.07%	-2.35%	-4.90%	-2.93%	4.97%
Tariff adjustment	-2.07%	-5.51%	-3.73%	-7.67%	14.86%
Average effect	-9.53%	0.43%	3.70%	-5.32%	26.00%

The new tariffs came into force on February 03, 2014.

CPFL Paulista

Aneel Ratifying Resolution No. 1,701 of April 07, 2014 readjusted electric energy tariffs of CPFL Paulista by 17.18%, being 14.56% related to the Tariff Readjustment and 2.62% as financial components outside the Tariff Readjustment, corresponding to an average effect of 17.23% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 12.84% and of the Parcel B was of 1.71%. The calculation took into account the change in the Periodic Tariff Review referring to 2013, from 4.53% to 4.67%. The new tariffs came into force on April 08, 2014.

RGE

Aneel Ratifying Resolution No. 1,739 of June 17, 2014 readjusted electric energy tariffs of RGE by 21.82%, being 18.83% related to the Tariff Readjustment and 2.99% as financial components outside the Tariff Readjustment, corresponding to an average effect of 22.77% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 17.12% and of the Parcel B was of 1.70%. The new tariffs came into force on June 19, 2014.

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CPFL Piratininga

Aneel Ratifying Resolution No. 1,810 of October 21, 2014 readjusted electric energy tariffs of CPFL Piratininga by 19.73%, being 15.81% related to the Tariff Readjustment and 3.92% as financial components outside the Tariff Readjustment, corresponding to an average effect of 22.43% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 15.50% and of the Parcel B was of 0.31%. The new tariffs came into force on October 23, 2014.

12.1.3) 2015 Extraordinary Tariff Review (RTE)

In March 2, 2015, ANEEL aproved, by Ratifying Resolution no. 1,858/2015, the Extraordinary Tariff Review (RTE) of the electric energy distributors who required this adjustment, such as the CPFL’s distributors. This RTE was necessary to restore the economic and financial balance of these concessionaries to meet the following facts: (i) the exchange rate increase, which is adopted in power purchase agreements from Itaipu HPP in 2015; (ii) increase in power purchase cost from the 2015 Adjustment Electric Energy Auction and 2014 Existing Electric Energy Auction; and (iii) significant increase in the CDE quota in 2015. For the distributors CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, RTE was needed to reflect the new CDE quota in 2015 and to suit the exchange rate to pay for the energy purchased from Itaipu HPP, since the other items had already been considered in the Annual Tariff Adjustment (RTA), in February 3, 2015.

The extraordinary tariff adjustments are shown, by distributor, in the following table:

Extraordinary Tariff Review (RTE)	RGE	CPFL Paulista	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz	CPFL Piratininga
Energy	17.1%	7.7%	1.2%	0.8%	2.6%	1.7%	-4.1%	3.3%
Charges	18.4%	24.0%	15.0%	20.5%	20.2%	17.4%	13.2%	26.0%
Average Effect	35.5%	31.8%	16.3%	21.3%	22.9%	19.1%	9.2%	29.3%

12.1.4) Operating Performance of the Distribution Segment

The Group continues its strategy of encouraging the dissemination and sharing of best management and operational practices among the distribution companies, with the intention of raising operating efficiency and improving the quality of client service.

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The DEC index (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The FEC index (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

Annualized DEC and FEC (4Q13)
Company	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	7.14	7.44	17.35	6.97	7.58	5.92	9.08	4.86
FEC	4.73	4.58	9.04	6.82	6.33	5.43	6.72	4.93

4Q14/2014 Results | March 26, 2015

Annualized DEC and FEC (4Q14)
Company	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	6.93	6.98	18.77	6.74	8.48	5.41	9.69	6.88
FEC	4.89	4.19	9.14	5.29	6.30	4.32	7.02	7.31

12.2) Commercialization and Services Segments

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	4Q14	4Q13	Var.	2014	2013	Var.
Gross Operating Revenues	850,775	539,532	57.7%	2,801,799	2,299,441	21.8%
Net Operating Revenues	760,774	474,819	60.2%	2,497,168	2,030,520	23.0%
EBITDA (IFRS)(1)	46,703	42,010	11.2%	263,411	74,132	255.3%
NET INCOME (IFRS)	24,612	27,630	-10.9%	168,046	51,653	225.3%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination, as CVM Instruction no. 527/12.

Operating Revenue

In 4Q14, gross operating revenue reached R$ 851 million, representing an increase of 57.7% (R$ 311 million), while net operating revenues were up by 60.2% (R$ 286 million) to R$ 761 million.

EBITDA

In 4Q14, EBITDA totaled R$ 47 million, an increase of 11.2% (R$ 5 million).

Net Income

In 4Q14, net income amounted to R$ 25 million, a reduction of 10.9% (R$ 3 million).

4Q14/2014 Results | March 26, 2015

12.3) Conventional Generation Segment

12.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation - IFRS (Pro-forma - R$ Thousands)
	4Q14	4Q13	Var.	2014	2013	Var.
Gross Operating Revenue	352,906	250,977	40.6%	1,282,374	981,560	30.6%
Net Operating Revenue	323,339	235,597	37.2%	1,189,139	924,004	28.7%
Cost of Electric Power	(179,967)	(30,553)	489.0%	(482,036)	(144,912)	232.6%
Operating Costs & Expenses	(62,349)	(54,778)	13.8%	(220,879)	(215,193)	2.6%
EBITDA (1)	80,936	228,595	-64.6%	679,510	815,385	-16.7%
Net Income	(52,011)	99,366	-	119,128	316,052	-62.3%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination.

Consolidated Income Statement - Conventional Generation - Adjusted (1) (Pro-forma - R$ Thousands)
	4Q14	4Q13	Var.	2014	2013	Var.
Gross Operating Revenue	711,694	506,405	40.5%	2,673,996	1,836,789	45.6%
Net Operating Revenue	648,617	468,795	38.4%	2,456,464	1,704,116	44.1%
Cost of Electric Power	(302,887)	(42,721)	609.0%	(792,188)	(254,735)	211.0%
Operating Costs & Expenses	(278,438)	(175,458)	58.7%	(976,837)	(595,276)	64.1%
EBIT	67,291	250,617	-73.1%	687,439	854,105	-19.5%
EBITDA	130,135	309,625	-58.0%	926,434	1,090,403	-15.0%
EBITDA Adjusted (2)	257,879	309,625	-16.7%	1,218,346	1,177,664	3.5%
Financial Income (Expense)	(129,020)	(127,663)	1.1%	(519,430)	(442,993)	17.3%
Income Before Taxes	(61,729)	122,954	-	167,057	411,112	-59.4%
Net Income	(44,127)	92,226	-	105,999	291,413	-63.6%
Net Income Adjusted (2)	40,184	92,226	-56.4%	298,661	349,004	-14.4%

Note:

(1) Proportionate Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó and Epasa);

(2) Excluding the non-recurring effects.

Operating Revenue

In 4Q14, Gross Operating Revenues, considering the proportionate consolidation of Conventional Generation, reached R$ 712 million, an increase of 40.5% (R$ 205 million). Net Operating Revenues moved up 38.4% (R$ 180 million) to R$ 649 million.

The variation in the gross operating revenue is mainly due to the following factors:

     (i)       Increase in Epasa’s revenues, in the amount of R$ 106 million, due to the thermal dispatch by merit order (4Q14) and energy safety (4Q13);

    (ii)       Increase due to the strategy put in place for the seasonality of physical guarantee (R$ 86 million);

   (iii)       Increase due the renewal of the PPA between CPFL Geração and Furnas and the price adjustments in the other PPAs (R$ 13 million).

Cost of Electric Power

In 4Q14, the cost of electric power reached R$ 303 million, an increase of 609.0% (R$ 260 million), due mainly to the following factors:

4Q14/2014 Results | March 26, 2015

            (i)        GSF (Generation Scaling Factor) expenses (R$ 128 million) – non-recurring effect. It is noteworthy that the power purchase agreement from Serra da Mesa HPP to Furnas exempts CPFL Geração of GSF expenses. Thus, the amount of R$ 128 million is related to the Company’s other hydroelectric power plants (Ceran, Baesa, Enercan, Foz Chapecó and Jaguari Geração);

           (ii)        Increase due to the strategy put in place for the seasonality of physical guarantee (R$ 130 million);

          (iii)        Other effects (R$ 2 million).

Operating Costs and Expenses

The operating costs and expenses reached R$ 278 million in 4Q14, compared to R$ 175 million in 4Q13, an increase of 58.7% (R$ 103 million), due to the variations in:

            (i)        PMSO item, which reached R$ 216 million, an increase of 85.2% (R$ 99 million), due to the higher expenses with Material regarding the acquisition of fuel oil by Epasa (R$ 74 million) , with associated revenues;

           (ii)        Depreciation and Amortization, which reached R$ 63 million, an increase of 6.5% (R$ 4 million).

EBITDA

In 4Q14, EBITDA was R$ 130 million, compared to R$ 310 million in 4Q13, a reduction of 58.0% (R$ 179 million). This result is due to the non-recurring expenses with GSF (R$ 128 million) and the effects of the strategy put in place for the seasonality of physical guarantee in this quarter (R$ 57 million).

In 4Q14, the adjusted EBITDA reached R$ 258 million, a reduction of 16.7% (R$ 52 million).

Financial Result

In 4Q14, Net Financial Result was a net expense of R$ 129 million, representing an increase of 1.1% (R$ 1 million).

Financial Expenses moved from R$ 148 million in 4Q13 to R$ 156 million in 4Q14 (R$ 8 million increase), due to the increase in the CDI interbank rate and higher average indebtedness balance.

Financial Revenues moved from R$ 20 million in 4Q13 to R$ 27 million in 4Q14 (R$ 7 million increase), due to the increase in the CDI interbank rate and higher average cash balance.

Net Income

In 4Q14, the Conventional Generation segment reported a net loss of R$ 44 million, compared to a net income of R$ 92 million in 4Q13. This variation is mainly due to the lower EBITDA, in addition to the worsening of the Financial Result, as explained above.

In 4Q14, adjusted net income was R$ 40 million, a reduction of 56.4% (R$ 52 million).

4Q14/2014 Results | March 26, 2015

12.4) CPFL Renováveis

12.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (100% Participation - R$ Thousands)
	4Q14	4Q13	Var.	2014	2013	Var.
Gross Operating Revenues (IFRS)	397,990	357,158	11.4%	1,338,456	1,087,419	23.1%
Net Operating Revenues	369,362	334,118	10.5%	1,247,627	1,018,612	22.5%
Cost of Electric Power	(83,097)	(103,462)	-19.7%	(354,387)	(267,515)	32.5%
Operating Costs & Expenses	(197,136)	(141,359)	39.5%	(661,960)	(536,346)	23.4%
EBIT	89,128	89,297	-0.2%	231,280	214,750	7.7%
EBITDA (IFRS)(1)	209,359	175,572	19.2%	663,547	563,105	17.8%
Financial Income (Expense)	(135,990)	(61,222)	122.1%	(364,997)	(259,160)	40.8%
Income Before Taxes	(46,862)	28,075	-	(133,717)	(44,410)	201.1%
Net Income (IFRS)	(65,243)	27,787	-	(167,361)	(55,017)	204.2%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination.

Consolidated Income Statement - CPFL Renováveis (Proportional Participation - R$ Thousands)
	4Q14	4Q13	Var.	2014	2013	Var.
Gross Operating Revenues (IFRS)	205,401	241,521	-15.0%	758,719	696,058	9.0%
Net Operating Revenues	190,626	225,964	-15.6%	707,348	652,014	8.5%
Cost of Electric Power	(42,886)	(69,125)	-38.0%	(202,502)	(171,237)	18.3%
Operating Costs & Expenses	(101,743)	(97,445)	4.4%	(375,217)	(343,316)	9.3%
EBIT	45,996	59,394	-22.6%	129,629	137,462	-5.7%
EBITDA (IFRS)(1)	108,049	119,250	-9.4%	375,264	360,444	4.1%
Adjusted EBITDA(2)	125,080	162,281	-22.9%	476,364	465,538	2.3%
Financial Income (Expense)	(70,186)	(42,686)	64.4%	(204,919)	(165,888)	23.5%
Income Before Taxes	(24,186)	16,708	-	(75,290)	(28,427)	164.9%
Net Income (IFRS)	(33,673)	16,342	-	(93,757)	(35,216)	166.2%
Adjusted Net Income(2)	(16,644)	59,373	-	7,343	69,513	-89.4%

Note:

(1)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)    Excludes Non-recurring effects.

Comments to CPFL Renováveis’ Financial Statements

In 4Q14, the variations in the Financial Statements of CPFL Renováveis are mainly due to the factors described below. These factors are partially offset by the amounts eliminated during the consolidation of CPFL Renováveis in CPFL Energia.

               (i)       The beginning of operations of Alvorada biomass Thermal Power Plant (50 MW) in November 2013;

              (ii)       The beginning of the revenues by availability of Complexo Rosa dos Ventos wind farms (13.7 MW) since February 2014;

             (iii)       The beginning of operations of Macacos I wind farms (30 MW) in May 2014;

            (iv)       Conclusion of the joint venture with DESA in September 2014, effectively as of October 2014.

4Q14/2014 Results | March 26, 2015

Operating Revenue

Considering proportional participation, gross operating revenue reached R$ 205 million in 4Q14, representing a reduction of 15.0% (R$ 36 million), while net operating revenue moved down by 15.6% (R$ 35 million) to R$ 191 million. Considering 100% participation, gross operating revenue reached R$ 398 million, representing an increase of 11.4% (R$ 41 million), while net operating revenue moved up by 10.5% (R$ 35 million) to R$ 369 million. The increase occurred, mainly, due to the plants that began their sales in the period (mentioned above).

Plus, it is also important to note that the revenue on the effective generation of Santa Clara wind farms begun being recognized in Mach 29, 2014. Previously, mainly in 2013, its revenue corresponded to a fixed annual rate, placed by apportionment criteria, because the connection with the system was pending, waiting for the completion of the ICG construction (transmission grid).

Cost of Electric Power

In 4Q14, the cost of electric power (considering proportional participation) reached R$ 43 million, representing a reduction of 38.0% (R$ 26 million). This reduction was a result of the factors mentioned below:

•         The occurrence of non-recurring effects mentioned below:

            (i)    Bio Coopcana, Bio Alvorada and Atlântica Complex wind farms registered energy purchases in the amount of R$ 43 million to meet the requirements of sales agreements in 4Q13;

Partially offset by:

           (ii)        Implementation of GSF in the amount of R$ 16 million in 4Q14. Unfavorable hydrological conditions at the beginning of 2014 led to the implementation of GSF and hence the need to buy power generators for several MRE participants;

          (iii)        Purchase of energy to meet 3 SHPP sales contract that in 2014 weren’t part of MRE (Três Saltos, Americana e Socorro), a total additional cost of R$ 1 million in 4Q14. This is due to to lack of rain, which impacted the generation of energy from these plants.

Operating Costs and Expenses

In 4Q14, operating costs and expenses (considering proportional participation) reached R$ 102 million, representing an increase of 4.4% (R$ 4 million). This increase was a result of the factors mentioned below:

             (i)        PMSO item, which reached R$ 40 million, an increase of 5.6% (R$ 2 million), due mainly to higher cost of operation and maintenance (O&M), mainly as a result of the larger amount of plants in operation, and the write-offs (non-cash) of discontinued projects and credits/advances;

            (ii)        Depreciation and Amortization, which reached R$ 62 million, an increase of 3.7% (R$ 2 million), due mainly to the depreciation of the assets that went into operation between 4Q13 and 4Q14.

EBITDA

In 4Q14, EBITDA (considering proportional participation) was R$ 108 million, a reduction of 9.4% (R$ 11 million).

4Q14/2014 Results | March 26, 2015

Considering proportional participation and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 125 million in 4Q14, compared to R$ 162 million in 4Q13, a reduction of 22.9% (R$ 37 million).

Financial Result

In 4Q14, Net Financial Result was a net expense of R$ 70 million, representing an increase of 64.4% (R$ 27 million). Financial Expenses moved from R$ 57 million in 4Q13 to R$ 85 million in 4Q14 (R$ 28 million increase). Financial Revenues moved from R$ 14 million in 4Q13 to R$ 15 million in 4Q14 (R$ 1 million increase).

Net Income

In 4Q14, net loss (considering proportional participation) was R$ 34 million, compared to a net income of R$ 16 million in 4Q13.

Considering proportional participation and excluding the non-recurring effects, the Adjusted Net Loss totaled R$ 17 million in 4Q14 compared to an Adjusted Net Income of R$ 59 million in 4Q13.

12.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% Participation) totaled 1,773 MW of operating installed capacity and 336 MW of capacity under construction. The operational power plants comprises 38 Small Hydroelectric Power Plants – SHPPs (399 MW), 28 Wind Farms (1,003 MW), 8 Biomass Thermoelectric Power Plants (370 MW) and 1 Solar Power Plant (1 MW). Still under construction there are 12 Wind Farms (312 MW) and 1 SHPPs (24 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 3,767 MW, representing a total portfolio of 5,875 MW.

The table below illustrates the overall portfolio of assets in operation, construction and development, and its installed capacity on this date:

CPFL Renováveis - portfolio (100% participation)
In MW	SHPP	Wind	Biomass	Solar	TOTAL
Operating	399	1,003	370	1	1,773
Under construction	24	312	-	-	336
Under development	626	3,141	-	-	3,767
TOTAL	1,049	4,455	370	1	5,875

Campo dos Ventos Wind Farms and São Benedito Wind Farms

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V) and São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, are under construction. They will be operational, according to scheduled, from 2T16. The installed capacity is of 231.0 MW and the assured energy is of 120.9 average-MW.

4Q14/2014 Results | March 26, 2015

Morro dos Ventos II Wind Farms

Morro dos Ventos II Wind Farms, located at Rio Grande do Norte, are under construction. As scheduled, it will gradually become operational from 2Q16. The installed capacity is of 29.2 MW and the assured energy is of 15.3 average-MW. The energy was sold in the 13th New Energia Auction (“LEN” in portuguese) held in 2011 (price: R$ 125.14/MWh – September 2014).

Mata Velha SHPP

Mata Velha Small Hydroelectric Power Plant (SHPP), located at Minas Gerais, is under construction. As scheduled, it will gradually become operational from 2Q16. The installed capacity is of 24.0 MW and the assured energy is of 13.1 average-MW. The energy was sold in 16th New Energia Auction (“LEN” in portuguese) held in 2013 (price: R$ 143.30/MWh – September 2014).

Pedra Cheirosa Wind Farms

Pedra Cheirosa Wind Farms (Pedra Cheirosa I and II), located at Ceará State, are under construction. Start-up is scheduled for 1Q18. The installed capacity is of 51.3 MW and the assured energy is of 26.1 average-MW. The energy was sold in A-5 Auction held in December 2013 (price: R$ 125.04/MWh – September 2014).

4Q14/2014 Results | March 26, 2015

13) ATTACHMENTS

13.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	12/31/2014	12/31/2013

CURRENT
Cash and Cash Equivalents	4,357,455	4,206,422
Consumers, Concessionaries and Licensees	2,251,124	2,007,789
Dividend and Interest on Equity	54,483	55,265
Financial Investments	5,324	24,806
Recoverable Taxes	329,638	262,433
Derivatives	23,260	1,842
Sectoral Financial Assets	610,931	-
Materials and Supplies	18,505	21,625
Leases	12,396	10,757
Concession Financial Assets	540,094	-
Other Credits	1,011,495	673,383
TOTAL CURRENT	9,214,704	7,264,323

NON-CURRENT
Consumers, Concessionaries and Licensees	123,405	153,854
Affiliates, Subsidiaries and Parent Company	100,666	86,655
Judicial Deposits	1,162,477	1,143,179
Recoverable Taxes	144,383	173,362
Sectoral Financial Assets	321,788	-
Derivatives	584,917	316,648
Deferred Taxes	938,496	1,168,706
Leases	35,169	37,817
Concession Financial Assets	2,834,522	2,787,073
Investments at Cost	116,654	116,654
Other Credits	388,828	296,096
Investments	1,098,769	1,032,681
Property, Plant and Equipment	8,878,064	7,717,419
Intangible	9,155,973	8,748,328
TOTAL NON-CURRENT	25,884,112	23,778,473

TOTAL ASSETS	35,098,816	31,042,796

4Q14/2014 Results | March 26, 2015

13.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2014	12/31/2013

CURRENT
Suppliers	2,374,147	1,884,693
Accrued Interest on Debts	97,525	125,829
Accrued Interest on Debentures	293,108	162,134
Loans and Financing	1,093,500	1,514,626
Debentures	2,042,075	34,872
Employee Pension Plans	85,374	76,810
Regulatory Charges	43,795	32,379
Taxes, Fees and Contributions	436,267	318,063
Dividend and Interest on Equity	19,086	21,224
Accrued Liabilities	70,252	67,633
Derivatives	38	-
Sectoral Financial Liabilities	21,998	-
Public Utilities	4,000	3,738
Other Accounts Payable	835,941	663,529
TOTAL CURRENT	7,417,104	4,905,531

NON-CURRENT
Suppliers	633	-
Accrued Interest on Debts	60,717	43,396
Accrued Interest on Debentures	-	32,177
Loans and Financing	9,426,634	7,546,144
Debentures	6,136,400	7,562,219
Employee Pension Plans	518,386	350,640
Taxes, Fees and Contributions	-	32,555
Deferred Taxes	1,385,498	1,117,146
Reserve for Tax, Civil and Labor Risks	490,858	467,996
Derivatives	13,317	2,950
Public Utilities	80,992	79,438
Other Accounts Payable	183,766	103,886
TOTAL NON-CURRENT	18,297,200	17,338,547

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424
Capital Reserve	468,082	287,630
Legal Reserve	650,811	603,352
Reserve of Retained Earnings for Investment	-	108,987
Statutory Reserve - Concession Financial Assets	330,437	265,037
Statutory Reserve - Strengthening of Working Capital	554,888	-
Dividends	-	567,802
Other Comprehensive Income	145,893	397,668
	6,943,535	7,023,899
Non-Controlling Shareholders' Interest	2,440,978	1,774,819
TOTAL SHAREHOLDERS' EQUITY	9,384,513	8,798,718

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	35,098,816	31,042,796

4Q14/2014 Results | March 26, 2015

13.3) Income Statement – CPFL Energia (IFRS)

(R$ thousands)

Consolidated - IFRS
	4Q14	4Q13	Variation	2014	2013	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	4,301,517	3,472,473	23.9%	15,710,949	13,877,873	13.2%
Electricity Sales to Distributors	874,301	651,824	34.1%	3,144,864	2,522,419	24.7%
Revenue from building the infrastructure	308,944	251,307	22.9%	944,997	1,004,399	-5.9%
Sectorial financial assets and liabilities	910,720	-	-	910,720	-	-
Other Operating Revenues(1)	403,689	502,782	-19.7%	2,084,849	1,934,676	7.8%
	6,799,170	4,878,385	39.4%	22,796,379	19,339,367	17.9%

DEDUCTIONS FROM OPERATING REVENUES	(1,556,196)	(1,160,413)	34.1%	(5,490,436)	(4,705,511)	16.7%
NET OPERATING REVENUES	5,242,974	3,717,973	41.0%	17,305,942	14,633,856	18.3%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,918,628)	(1,959,810)	48.9%	(10,157,635)	(7,468,718)	36.0%
Electricity Network Usage Charges	(70,996)	(234,514)	-69.7%	(485,495)	(727,969)	-33.3%
	(2,989,625)	(2,194,324)	36.2%	(10,643,130)	(8,196,687)	29.8%
OPERATING COSTS AND EXPENSES
Personnel	(226,934)	(175,011)	29.7%	(852,471)	(723,602)	17.8%
Material	(29,708)	(26,868)	10.6%	(117,830)	(106,146)	11.0%
Outsourced Services	(153,429)	(128,492)	19.4%	(526,019)	(487,024)	8.0%
Other Operating Costs/Expenses	(144,594)	(66,222)	118.3%	(476,023)	(629,327)	-24.4%
Cost of building the infrastructure	(306,214)	(251,307)	21.8%	(942,267)	(1,004,399)	-6.2%
Employee Pension Plans	(12,041)	(10,302)	16.9%	(48,165)	(61,665)	-21.9%
Depreciation and Amortization	(243,240)	(192,108)	26.6%	(874,946)	(758,253)	15.4%
Amortization of Concession's Intangible	(65,993)	(74,031)	-10.9%	(285,018)	(296,977)	-4.0%
	(1,182,153)	(924,341)	27.9%	(4,122,739)	(4,067,394)	1.4%

EBITDA	1,342,397	911,888	47.2%	3,760,903	3,547,112	6.0%

EBIT	1,071,197	599,307	78.7%	2,540,073	2,369,775	7.2%

FINANCIAL INCOME (EXPENSE)
Financial Income	242,264	270,526	-10.4%	890,436	699,208	27.3%
Financial Expenses	(509,789)	(441,624)	15.4%	(1,979,890)	(1,670,651)	18.5%
	(267,525)	(171,098)	56.4%	(1,089,454)	(971,443)	12.1%

EQUITY ACCOUNTING
Equity Accounting	(38,032)	46,441	-181.9%	60,866	122,106	-50.2%
Assets Surplus Value Amortization	(297)	(310)	-4.2%	(1,182)	(1,238)	-4.6%
	(38,328)	46,132	-183.1%	59,684	120,868	-50.6%

INCOME BEFORE TAXES ON INCOME	765,344	474,341	61.3%	1,510,304	1,519,200	-0.6%

Social Contribution	(77,705)	(43,677)	77.9%	(168,989)	(156,756)	7.8%
Income Tax	(218,022)	(107,808)	102.2%	(454,871)	(413,408)	10.0%

NET INCOME	469,616	322,856	45.5%	886,443	949,036	-6.6%
Controlling Shareholders' Interest	512,005	300,930	70.1%	949,177	937,418	1.3%
Non-Controlling Shareholders' Interest	(42,389)	21,927	-293.3%	(62,733)	11,618	-640.0%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

4Q14/2014 Results | March 26, 2015

13.4) Income Statement – CPFL Energia (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted
	4Q14	4Q13	Variation	2014	2013	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	4,301,517	3,456,275	24.5%	15,361,640	14,044,029	9.4%
Electricity Sales to Distributors	865,804	643,102	34.6%	3,272,367	2,434,365	34.4%
Revenue from building the infrastructure	308,944	251,307	22.9%	944,997	1,004,399	-5.9%
Sectorial financial assets and liabilities	357,293	-	-	357,293	-	-
Other Operating Revenues(1)	401,851	502,899	-20.1%	2,080,201	1,935,492	7.5%
	6,235,409	4,853,582	28.5%	22,016,498	19,418,285	13.4%

DEDUCTIONS FROM OPERATING REVENUES	(1,512,118)	(1,166,595)	29.6%	(5,384,629)	(4,732,407)	13.8%
NET OPERATING REVENUES	4,723,291	3,686,987	28.1%	16,631,869	14,685,878	13.3%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,688,851)	(1,668,628)	61.1%	(8,703,378)	(6,926,459)	25.7%
Electricity Network Usage Charges	(78,111)	(225,040)	-65.3%	(496,435)	(882,088)	-43.7%
	(2,766,961)	(1,893,668)	46.1%	(9,199,813)	(7,808,547)	17.8%
OPERATING COSTS AND EXPENSES
Personnel	(221,392)	(171,828)	28.8%	(832,780)	(708,273)	17.6%
Material	(200,382)	(113,100)	77.2%	(695,077)	(303,784)	128.8%
Outsourced Services	(141,502)	(127,217)	11.2%	(500,955)	(482,659)	3.8%
Other Operating Costs/Expenses	(145,652)	(90,783)	60.4%	(495,829)	(408,869)	21.3%
Cost of building the infrastructure	(306,214)	(251,307)	21.8%	(942,267)	(1,004,399)	-6.2%
Employee Pension Plans	(12,041)	(10,302)	16.9%	(48,165)	(61,665)	-21.9%
Depreciation and Amortization	(222,672)	(202,261)	10.1%	(849,547)	(784,728)	8.3%
Amortization of Concession's Intangible	(53,280)	(64,580)	-17.5%	(231,297)	(252,050)	-8.2%
	(1,303,134)	(1,031,377)	26.3%	(4,595,916)	(4,006,427)	14.7%

Adjusted EBITDA²	929,147	1,028,783	-9.7%	3,916,032	3,907,681	0.2%

EBIT	653,196	761,942	-14.3%	2,836,140	2,870,903	-1.2%

FINANCIAL INCOME (EXPENSE)
Financial Income	237,443	273,244	-13.1%	926,802	751,342	23.4%
Financial Expenses	(466,157)	(472,648)	-1.4%	(1,912,781)	(1,574,890)	21.5%
	(228,714)	(199,404)	14.7%	(985,979)	(823,547)	19.7%

EQUITY ACCOUNTING
Equity Accounting	-	-	-	(953)	-	-
Assets Surplus Value Amortization	-	-	-	-	-	-
	-	-	-	(953)	-	-

INCOME BEFORE TAXES ON INCOME	424,481	562,538	-24.5%	1,849,209	2,047,356	-9.7%

Social Contribution	(36,173)	(51,963)	-30.4%	(183,746)	(200,787)	-8.5%
Income Tax	(107,970)	(133,894)	-19.4%	(506,768)	(542,296)	-6.6%

Adjusted NET INCOME³	280,339	376,681	-25.6%	1,158,695	1,304,273	-11.2%

   Note:

(1)    TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

(2)    Adjusted EBITDA considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the non-recurring effects and other adjustments;

(3)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities;

4Q14/2014 Results | March 26, 2015

13.5) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	4Q14	2014

Beginning Balance	4,000,285	4,206,422

Net Income Before Taxes	765,344	1,510,304

Depreciation and Amortization	309,232	1,159,964
Interest on Debts and Monetary and Foreign Exchange Restatements	314,831	1,486,061
Consumers, Concessionaries and Licensees	171,211	(265,103)
Sectoral Financial Assets	(932,719)	(932,719)
Accounts Receivable - Resources Provided by the CDE/CCEE	38,479	(352,379)
Suppliers	409,088	470,982
Sectoral Financial Liabilities	21,998	21,998
Accounts Payable - Resources Provided by the CDE	7,438	25,807
Interest on Debts and Debentures Paid	(372,073)	(1,333,570)
Income Tax and Social Contribution Paid	(116,674)	(552,070)
Others	149,604	353,298
	415	82,269

Total Operating Activities	765,759	1,592,573

Investment Activities
Value Paid in Business Combination, Net of Cash Acquired	-	(68,464)
Cash Incorporated in Business Combination	139,293	139,293
Acquisition of Property, Plant and Equipment, and Intangibles	(308,077)	(1,061,867)
Others	65,584	58,031
Total Investment Activities	(103,200)	(933,007)

Financing Activities
Capital Increase by Non Controlling Shareholders	217	1,123
Loans and Debentures	395,095	3,186,384
Principal Amortization of Loans and Debentures, Net of Derivatives	(272,099)	(2,679,399)
Dividend and Interest on Equity Paid	(428,602)	(1,016,641)
Others	-	-
Total Financing Activities	(305,389)	(508,533)

Cash Flow Generation	357,170	151,033

Ending Balance - 12/31/2014	4,357,455	4,357,455

4Q14/2014 Results | March 26, 2015

13.6) Income Statement – Conventional Generation Segment (IFRS)

(Pro forma, R$ thousands)

Conventional Generation (IFRS)
	4Q14	4Q13	Var.	2014	2013	Var.
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	351,624	249,811	40.8%	1,277,421	974,650	31.1%
Other Operating Revenues	1,282	1,166	10.0%	4,953	6,910	-28.3%
	352,906	250,977	40.6%	1,282,374	981,560	30.6%

DEDUCTIONS FROM OPERATING REVENUES	(29,567)	(15,380)	92.2%	(93,235)	(57,556)	62.0%
NET OPERATING REVENUES	323,339	235,597	37.2%	1,189,139	924,004	28.7%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(174,683)	(26,113)	568.9%	(462,734)	(128,251)	260.8%
Eletricity Network Usage Charges	(5,284)	(4,439)	19.0%	(19,302)	(16,661)	15.9%
	(179,967)	(30,553)	489.0%	(482,036)	(144,912)	232.6%
OPERATING COSTS AND EXPENSES
Personnel	(8,190)	(7,481)	9.5%	(32,093)	(30,905)	3.8%
Material	(313)	(174)	80.5%	(1,176)	(1,535)	-23.3%
Outsourced Services	(4,659)	(5,081)	-8.3%	(16,356)	(15,564)	5.1%
Other Operating Costs/Expenses	(11,222)	(10,132)	10.8%	(38,741)	(37,328)	3.8%
Employee Pension Plans	(19)	(23)	-16.3%	(77)	(481)	-84.0%
Depreciation and Amortization	(33,798)	(27,989)	20.8%	(115,841)	(113,785)	1.8%
Amortization of Concession's Intangible	(4,148)	(3,899)	6.4%	(16,595)	(15,595)	6.4%
	(62,349)	(54,778)	13.8%	(220,879)	(215,193)	2.6%

EBITDA	80,936	228,595	-64.6%	679,510	815,385	-16.7%

EBIT	81,023	150,266	-46.1%	486,225	563,899	-13.8%

FINANCIAL INCOME (EXPENSE)
Financial Income	21,162	16,950	24.8%	92,326	40,005	130.8%
Financial Expenses	(117,380)	(102,407)	14.6%	(482,800)	(338,783)	42.5%
Interest on Equity	-	-	-	-	-	-
	(96,218)	(85,457)	12.6%	(390,473)	(298,778)	30.7%

EQUITY ACCOUNTING
Equity Accounting	(38,033)	46,441	-	60,850	122,106	-50.2%
Assets Surplus Value Amortization	(295)	(310)	-4.6%	(1,182)	(1,238)	-4.6%
	(38,328)	46,132	-	59,668	120,868	-50.6%

INCOME BEFORE TAXES ON INCOME	(53,523)	110,941	-	155,420	385,989	-59.7%

Social Contribution	298	(3,178)	-	(9,696)	(18,611)	-47.9%
Income Tax	1,214	(8,397)	-	(26,595)	(51,326)	-48.2%

NET INCOME/LOSS	(52,011)	99,366	-	119,128	316,052	-62.3%
Controlling Shareholders' Interest	(40,549)	88,975	-	109,080	284,582	-61.7%
Non-Controlling Shareholders' Interest	(11,462)	10,392	-	10,049	31,469	-68.1%

4Q14/2014 Results | March 26, 2015

13.7) Income Statement – Conventional Generation Segment (Adjusted)

(Pro forma, R$ thousands)

Conventional Generation (Adjusted)
	4Q14	4Q13	Var.	2014	2013	Var.
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	710,781	505,590	40.6%	2,670,838	1,831,998	45.8%
Other Operating Revenues	913	814	12.2%	3,158	4,791	-34.1%
	711,694	506,405	40.5%	2,673,996	1,836,789	45.6%

DEDUCTIONS FROM OPERATING REVENUES	(63,077)	(37,609)	67.7%	(217,532)	(132,673)	64.0%
NET OPERATING REVENUES	648,617	468,795	38.4%	2,456,464	1,704,116	44.1%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(154,677)	(24,700)	526.2%	(424,096)	(118,766)	257.1%
Eletricity Network Usage Charges	(20,466)	(18,021)	13.6%	(76,180)	(71,006)	7.3%
	(175,143)	(42,721)	310.0%	(500,276)	(189,772)	163.6%
OPERATING COSTS AND EXPENSES
Personnel	(11,336)	(9,677)	17.1%	(42,143)	(39,245)	7.4%
Material	(171,667)	(88,502)	94.0%	(581,511)	(204,008)	185.0%
Outsourced Services	(10,923)	(11,024)	-0.9%	(38,964)	(38,102)	2.3%
Other Operating Costs/Expenses	(21,649)	(7,224)	199.7%	(74,194)	(54,845)	35.3%
Employee Pension Plans	(19)	(23)	-16.3%	(77)	(481)	-84.0%
Depreciation and Amortization	(58,400)	(54,799)	6.6%	(222,171)	(219,465)	1.2%
Amortization of Concession's Intangible	(4,444)	(4,208)	5.6%	(17,777)	(16,833)	5.6%
	(278,438)	(175,458)	58.7%	(976,837)	(572,979)	70.5%

EBITDA	257,879	309,625	-16.7%	1,218,346	1,177,664	3.5%

EBIT	195,035	250,617	-22.2%	979,351	941,365	4.0%

FINANCIAL INCOME (EXPENSE)
Financial Income	26,940	20,338	32.5%	114,841	49,819	130.5%
Financial Expenses	(155,960)	(148,001)	5.4%	(634,271)	(492,812)	28.7%
Interest on Equity	-	-	-	-	-	-
	(129,020)	(127,663)	1.1%	(519,430)	(442,993)	17.3%

EQUITY ACCOUNTING
Equity Accounting	-	-	-	(953)	-	-
Assets Surplus Value Amortization	-	-	-	-	-	-
	-	-	-	(953)	-	-

INCOME BEFORE TAXES ON INCOME	66,015	122,954	-46.3%	458,969	498,372	-7.9%

Social Contribution	(7,165)	(8,501)	-15.7%	(42,930)	(40,090)	7.1%
Income Tax	(18,666)	(22,228)	-16.0%	(117,377)	(109,277)	7.4%

NET INCOME/LOSS	40,184	92,226	-56.4%	298,661	349,004	-14.4%

Note: Proportionate Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó, Epasa and Jaguari Geração) and excludes the non-recurring effects.

4Q14/2014 Results | March 26, 2015

13.8) Income Statement – CPFL Renováveis (IFRS)

(R$ thousands)

Consolidated - IFRS (100% Participation)
	4Q14	4Q13	Variation	2014	2013	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	394,688	356,639	10.7%	1,334,285	1,086,014	22.9%
Other Operating Revenues	3,302	519	536.5%	4,171	1,405	196.9%
	397,990	357,158	11.4%	1,338,456	1,087,419	23.1%

DEDUCTIONS FROM OPERATING REVENUES	(28,628)	(23,040)	24.3%	(90,829)	(68,807)	32.0%
NET OPERATING REVENUES	369,362	334,118	10.5%	1,247,627	1,018,612	22.5%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(65,683)	(91,756)	-28.4%	(297,881)	(225,878)	31.9%
Eletricity Network Usage Charges	(17,414)	(11,706)	48.8%	(56,506)	(41,638)	35.7%
	(83,097)	(103,462)	-19.7%	(354,387)	(267,515)	32.5%
OPERATING COSTS AND EXPENSES
Personnel	(17,955)	(17,464)	2.8%	(69,097)	(67,669)	2.1%
Material	(1,406)	(6,261)	-77.5%	(7,391)	(14,620)	-49.4%
Outsourced Services	(37,951)	(23,835)	59.2%	(110,779)	(77,751)	42.5%
Other Operating Costs/Expenses	(19,593)	(7,524)	160.4%	(42,425)	(27,952)	51.8%
Depreciation and Amortization	(93,348)	(54,419)	71.5%	(303,704)	(220,078)	38.0%
Amortization of Concession's Intangible	(26,883)	(31,856)	-15.6%	(128,563)	(128,277)	0.2%
	(197,136)	(141,359)	39.5%	(661,960)	(536,346)	23.4%

EBITDA (IFRS) (1)	209,359	175,572	19.2%	663,547	563,105	17.8%

EBIT	89,128	89,297	-0.2%	231,280	214,750	7.7%

FINANCIAL INCOME (EXPENSE)
Financial Income	28,160	20,951	34.4%	98,991	55,083	79.7%
Financial Expenses	(164,150)	(82,173)	99.8%	(463,988)	(314,243)	47.7%
	(135,990)	(61,222)	122.1%	(364,997)	(259,160)	40.8%

INCOME BEFORE TAXES ON INCOME	(46,862)	28,075	-	(133,717)	(44,410)	201.1%

Social Contribution	(8,239)	(3,183)	158.8%	(16,313)	(8,909)	83.1%
Income Tax	(10,143)	2,896	-	(17,332)	(1,699)	920.4%

NET INCOME (IFRS)	(65,243)	27,787	-	(167,361)	(55,017)	204.2%
Controlling Shareholders' Interest	(66,473)	27,810	-	(168,771)	(54,947)	207.2%
Non-Controlling Shareholders' Interest	1,230	(22)	-	1,410	(70)	-

Note: (1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

4Q14/2014 Results | March 26, 2015

13.9) Income Statement – CPFL Renováveis (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted (Proportional Participation)
	4Q14	4Q13	Variation	2014	2013	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	203,697	241,173	-15.5%	756,503	695,159	8.8%
Other Operating Revenues	1,704	348	390.1%	2,215	899	146.3%
	205,401	241,521	-15.0%	758,719	696,058	9.0%

DEDUCTIONS FROM OPERATING REVENUES	(14,775)	(15,557)	-5.0%	(51,370)	(44,043)	16.6%
NET OPERATING REVENUES	190,626	225,964	-15.6%	707,348	652,014	8.5%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(16,868)	(18,072)	-6.7%	(69,416)	(39,724)	74.7%
Eletricity Network Usage Charges	(8,987)	(8,022)	12.0%	(31,987)	(26,419)	21.1%
	(25,855)	(26,094)	-0.9%	(101,403)	(66,142)	53.3%
OPERATING COSTS AND EXPENSES
Personnel	(9,266)	(12,085)	-23.3%	(39,356)	(44,000)	-10.6%
Material	(726)	(4,155)	-82.5%	(4,247)	(9,358)	-54.6%
Outsourced Services	(19,587)	(16,191)	21.0%	(62,434)	(49,083)	27.2%
Other Operating Costs/Expenses	(10,112)	(5,159)	96.0%	(23,545)	(17,892)	31.6%
Depreciation and Amortization	(48,178)	(37,761)	27.6%	(171,938)	(140,872)	22.1%
Amortization of Concession's Intangible	(13,875)	(22,095)	-37.2%	(73,697)	(82,110)	-10.2%
	(101,743)	(97,445)	4.4%	(375,217)	(343,316)	9.3%

EBITDA Adjusted (1)	125,080	162,281	-22.9%	476,364	465,538	2.3%

EBIT	63,027	102,425	-38.5%	230,728	242,556	-4.9%

FINANCIAL INCOME (EXPENSE)
Financial Income	14,533	14,014	3.7%	56,206	35,259	59.4%
Financial Expenses	(84,718)	(56,700)	49.4%	(261,125)	(201,147)	29.8%
	(70,184)	(42,686)	64.4%	(204,919)	(165,888)	23.5%

INCOME BEFORE TAXES ON INCOME	(7,157)	59,740	-	25,809	76,668	-66.3%

Social Contribution	(4,252)	(2,139)	98.8%	(9,002)	(5,799)	55.2%
Income Tax	(5,235)	1,772	-	(9,464)	(1,356)	597.9%

NET INCOME Adjusted(1)	(16,644)	59,373	-	7,343	69,513	-89.4%

Note: (1) Proportional participation - Non-recurring

4Q14/2014 Results | March 26, 2015

13.10) Income Statement – Distribution Segment (IFRS)

(Pro forma, R$ thousands)

Consolidated

	4Q14	4Q13	Variation	2014	2013	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	4,066,993	3,243,404	25.4%	14,789,026	12,963,064	14.1%
Emergencial Charges - ECE/EAEE	1	2	-47.1%	2	(254)
Electricity Sales to Distributors	10,639	38,505	-72.4%	230,620	165,000	39.8%
Revenue from building the infrastructure	269,179	247,049	9.0%	877,409	997,165	-12.0%
Revenue from electrical grid availability	258,854	224,819	15.1%	976,518	954,262	2.3%
Setorial financial assets and liabilities	910,720	-		910,720	-
Other Operating Revenues	106,882	237,317	-55.0%	986,415	868,667	13.6%
	5,623,269	3,991,096	40.9%	18,770,709	15,947,904	17.7%
DEDUCTIONS FROM OPERATING REVENUES	(1,441,933)	(1,073,924)	34.3%	(5,105,310)	(4,380,077)	16.6%
NET OPERATINGREVENUES	4,181,336	2,917,172	43.3%	13,665,399	11,567,827	18.1%
COST OF ELECTRICENERGYSERVICES
Electricity Purchased for Resale	(2,408,307)	(1,683,613)	43.0%	(8,581,937)	(6,171,814)	39.1%
Electricity Network Usage Charges
	(49,253)	(219,267)	-77.5%	(416,962)	(669,504)	-37.7%
	(2,457,560)	(1,902,880)	29.1%	(8,998,898)	(6,841,318)	31.5%
OPERATING COSTS ANDEXPENSES
Personnel	(159,502)	(120,718)	32.1%	(601,922)	(504,605)	19.3%
Material	(21,469)	(15,497)	38.5%	(84,307)	(73,043)	15.4%
Outsourced Services	(138,930)	(101,337)	37.1%	(480,750)	(568,423)	18.2%
Other Operating Costs/Expenses	(108,279)	(49,756)	117.6%	(393,753)	(997,165)	-30.7%
Cost of building the infrastructure	(269,179)	(247,049)	9.0%	(877,409)	(997,165)	-12.0%
Employee Pension Plans	(12,022)	(10,279)	17.0%	(48,088)	(61,184)	-21.4%
Depreciation and Amortization	(112,333)	(106,484)	5.5%	(441,987)	(415,565)	6.4%
Amortization of Concession's Intangible	(5,107)	(5,486)	-6.9%	(20,441)	(21,945)	-6.9%
	(826,821)	(656,606)	25.9%	(2,948,656)	(3,048,531)	-3.3%
EBITDA (IFRS)(1)	1,014,395	469,656	116.0%	2,180,272	2,115,488	3.1%
EBIT	896,955	357,686	150.8%	1,717,844	1,677,978	2.4%
FINANCIAL INCOME(EXPENSE)
Financial Income	164,909	210,646	-21.7%	552,918	512,598	7.9%
Financial Expenses	(178,508)	(221,455)	-19.4%	(861,541)	(914,339)	-5.8%
	(13,598)	(10,809)	25.8%	(308,623)	(401,741)	-23.2%
INCOMEBEFORETAXES ONINCOME	883,357	346,877	154.7%	1,409,222	1,276,237	10.4%
Social Contribution	(70,022)	(28,029)	149.8%	(126,225)	(113,335)	11.4%
Income Tax	(182,950)	(76,027)	140.6%	(335,038)	(310,377)	7.9%
Net Income (IFRS)	630,385	242,821	159.6%	947,958	852,525	11.2%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

4Q14/2014 Results | March 26, 2015

13.11) Income Statement – Distribution Segment (Adjusted)

(Pro forma, R$ thousands)

Consolidated

	4Q14	4Q13	Variation	2014	2013	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	4,424,286	3,227,201	37.1%	15,445,692	13,129,220	17.6%
Emergencial Charges - ECE/EAEE	1	2	-47.1%	2	(254)
Electricity Sales to Distributors	10,639	38,505	-72.4%	230,620	165,000	39.8%
Revenue from building the infrastructure	269,179	247,049	9.0%	877,409	997,165	-12.0%
Revenue from electrical grid availability	258,854	224,819	15.1%	976,518	954,262	2.3%
Setorial financial assets and liabilities	-	-		-	-
Other Operating Revenues	106,882	237,317	-55.0%	986,415	868,667	13.6%
	5,069,842	3,974,893	27.5%	18,516,654	16,114,060	14.9%
DEDUCTIONS FROM OPERATING REVENUE	(1,394,444)	(1,080,039)	29.1%	(5,086,826)	(4,400,508)	15.6%
NET OPERATING REVENUES	3,675,398	2,894,854	27.0%	13,429,829	11,713,552	14.7%
COST OF ELECTRICENERGYSERVICES
Electricity Purchased for Resale	(2,408,307)	(1,601,116)	50.4%	(8,581,937)	(6,339,380)	35.4%
Electricity Network Usage Charges	(49,253)	(199,598)	-75.3%	(416,962)	(782,620)	-46.7%
	(2,457,560)	(1,800,714)	36.5%	(8,998,898)	(7,122,000)	26.4%
OPERATING COSTS ANDEXPENSES
Personnel	(159,502)	(120,718)	32.1%	(601,922)	(504,605)	19.3%
Material	(21,469)	(15,497)	38.5%	(84,307)	(73,043)	15.4%
Outsourced Services	(138,930)	(101,337)	37.1%	(480,750)	(338,084)	18.2%
Other Operating Costs/Expenses	(108,279)	(79,871)	35.6%	(393,753)	(997,165)	16.5%
Cost of building the infrastructure	(269,179)	(247,049)	9.0%	(877,409)	(997,165)	-12.0%
Employee Pension Plans	(12,022)	(10,279)	17.0%	(48,088)	(61,184)	-21.4%
Depreciation and Amortization	(112,333)	(106,484)	5.5%	(441,987)	(415,565)	6.4%
Amortization of Concession's Intangible	(5,107)	(5,486)	-6.9%	(20,441)	(21,945)	-6.9%
	(826,821)	(686,721)	20.4%	(2,948,656)	(2,818,192)	4.6%
Adjusted EBITDA(1)	508,457	519,389	-2.1%	1,944,701	2,210,870	-12.0%
EBIT	391,017	407,419	-4.0%	1,482,274	1,773,360	-16.4%
FINANCIAL INCOME(EXPENSE)
Financial Income	170,718	219,154	-22.1%	599,045	681,310	-12.1%
Financial Expenses	(178,508)	(234,600)	-23.9%	(861,541)	(884,212)	-2.6%
	(7,789)	(15,445)	-49.6%	(262,496)	(202,902)	29.4%
INCOME BEFORETAXES ON INCOME	383,228	391,974	-2.2%	1,219,778	1,570,458	-22.3%
Social Contribution	(25,011)	(32,088)	-22.1%	(109,175)	(139,815)	-21.9%
Income Tax	(57,918)	(87,301)	-33.7%	(287,678)	(383,932)	-25.1%
Adjusted Net Income(2)	300,299	272,585	10.2%	822,925	1,046,711	-21.4%

Notes:

(1)    Adjusted EBITDA considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the non-recurring effects and other adjustments;

(2)    Adjusted Net Income considers the regulatory assets and liabilities and excludes the non-recurring effects and other adjustments.

4Q14/2014 Results | March 26, 2015

13.12) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	4Q14	4Q13	Var.	2014	2013	Var.
Gross Operating Revenues	2,922,054	2,085,042	40.1%	10,003,055	8,296,412	20.6%
Net Operating Revenues	2,152,010	1,507,806	42.7%	7,250,808	6,024,019	20.4%
Cost of Electric Power	(1,293,106)	(968,057)	33.6%	(4,893,509)	(3,501,753)	39.7%
Operating Costs & Expenses	(397,354)	(311,247)	27.7%	(1,458,976)	(1,437,861)	1.5%
EBIT	461,550	228,502	102.0%	898,323	1,084,404	-17.2%
EBITDA (IFRS)(1)	515,137	279,549	84.3%	1,109,568	1,283,796	-13.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	262,191	289,828	-9.5%	952,748	1,060,038	-10.1%
Financial Income (Expense)	747	(2,574)		(136,942)	(144,436)	-5.2%
Income Before Taxes	462,297	225,928	104.6%	761,381	939,969	-19.0%
NET INCOME (IFRS)	321,152	151,731	111.7%	502,719	620,412	-19.0%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	159,096	159,160	0.0%	408,845	478,891	-14.6%

CPFL PIRATININGA
	4Q14	4Q13	Var.	2014	2013	Var.
Gross Operating Revenues	1,380,696	916,606	50.6%	4,203,126	3,537,831	18.8%
Net Operating Revenues	1,038,319	665,803	55.9%	3,027,400	2,480,262	22.1%
Cost of Electric Power	(585,778)	(484,599)	20.9%	(2,038,699)	(1,620,996)	25.8%
Operating Costs & Expenses	(186,559)	(130,711)	42.7%	(626,926)	(653,232)	-4.0%
EBIT	265,981	50,492	426.8%	361,775	206,034	75.6%
EBITDA (IFRS)(1)	289,183	72,383	299.5%	452,905	292,364	54.9%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	123,471	156,833	-21.3%	449,899	777,855	-42.2%
Financial Income (Expense)	(6,593)	6,001		(77,412)	(71,762)	7.9%
Income Before Taxes	259,388	56,493	359.1%	284,363	134,271	111.8%
NET INCOME (IFRS)	179,459	39,798	350.9%	187,715	82,985	126.2%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	65,954	107,931	-38.9%	198,270	555,808	-64.3%

RGE
	4Q14	4Q13	Var.	2014	2013	Var.
Gross Operating Revenues	1,065,623	769,898	38.4%	3,585,290	3,258,722	10.0%
Net Operating Revenues	797,608	577,112	38.2%	2,648,483	2,421,550	9.4%
Cost of Electric Power	(483,308)	(353,163)	36.9%	(1,676,606)	(1,360,532)	23.2%
Operating Costs & Expenses	(178,669)	(167,669)	6.6%	(643,463)	(753,559)	-14.6%
EBIT	135,631	56,280	141.0%	328,414	307,460	6.8%
EBITDA (IFRS)(1)	168,236	88,251	90.6%	457,247	430,756	6.1%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	88,017	102,523	-14.1%	394,395	438,863	-10.1%
Financial Income (Expense)	(10,370)	(7,167)	44.7%	(83,571)	(140,373)	-40.5%
Income Before Taxes	125,261	49,113	155.0%	244,843	167,087	46.5%
NET INCOME (IFRS)	102,143	40,065	154.9%	177,672	126,851	40.1%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	52,007	50,907	2.2%	144,193	132,696	8.7%

CPFL SANTA CRUZ
	4Q14	4Q13	Var.	2014	2013	Var.
Gross Operating Revenues	144,061	99,976	44.1%	497,310	370,728	34.1%
Net Operating Revenues	113,122	77,852	45.3%	380,601	281,465	35.2%
Cost of Electric Power	(53,666)	(48,794)	10.0%	(207,796)	(174,623)	19.0%
Operating Costs & Expenses	(25,283)	(24,206)	4.4%	(94,302)	(96,088)	-1.9%
EBIT	34,173	4,852	604.3%	78,504	10,755	630.0%
EBITDA (IFRS)(1)	37,740	8,177	361.5%	92,447	23,777	288.8%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	15,989	24,671	-35.2%	64,061	46,283	38.4%
Financial Income (Expense)	2,125	1,242	71.1%	(5,762)	(9,336)	-38.3%
Income Before Taxes	36,297	6,094	495.7%	72,742	1,419	5028.0%
NET INCOME (IFRS)	25,887	3,738	592.5%	49,052	(143)
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	11,977	15,044	-20.4%	31,280	14,551	115.0%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

4Q14/2014 Results | March 26, 2015

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL LESTE PAULISTA
	4Q14	4Q13	Var.	2014	2013	Var.
Gross Operating Revenues	23,731	29,025	-18.2%	113,633	119,336	-4.8%
Net Operating Revenues	17,686	21,915	-19.3%	87,530	91,945	-4.8%
Cost of Electric Power	(8,994)	(11,084)	-18.9%	(40,958)	(44,781)	-8.5%
Operating Costs & Expenses	(12,418)	(3,277)	279.0%	(35,794)	(28,276)	26.6%
EBIT	(3,726)	7,554	-149.3%	10,778	18,887	-42.9%
EBITDA (IFRS)(1)	(2,300)	8,507		16,317	23,822	-31.5%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	4,507	8,258	-45.4%	20,490	21,422	-4.4%
Financial Income (Expense)	(130)	540	-124.1%	(439)	(9,150)	-95.2%
Income Before Taxes	(3,856)	8,094	-147.6%	10,339	9,737	6.2%
NET INCOME (IFRS)	(1,855)	6,293		7,173	6,826	5.1%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	2,586	6,071	-57.4%	9,727	4,982	95.2%

CPFL SUL PAULISTA
	4Q14	4Q13	Var.	2014	2013	Var.
Gross Operating Revenues	33,660	35,354	-4.8%	148,150	147,824	0.2%
Net Operating Revenues	24,451	26,514	-7.8%	110,624	111,195	-0.5%
Cost of Electric Power	(12,053)	(15,450)	-22.0%	(53,405)	(57,915)	-7.8%
Operating Costs & Expenses	(13,493)	(6,151)	119.4%	(40,021)	(34,191)	17.1%
EBIT	(1,095)	4,913		17,199	19,089	-9.9%
EBITDA (IFRS)(1)	316	6,202	-94.9%	22,628	23,933	-5.5%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	4,782	7,568	-36.8%	26,275	21,363	23.0%
Financial Income (Expense)	908	435	108.7%	(377)	(8,736)	-95.7%
Income Before Taxes	(187)	5,348		16,822	10,353	62.5%
NET INCOME (IFRS)	332	3,642	-90.9%	11,351	6,743	68.3%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	3,198	4,513	-29.1%	13,593	4,937	175.3%

CPFL JAGUARI
	4Q14	4Q13	Var.	2014	2013	Var.
Gross Operating Revenues	37,219	32,864	13.2%	145,399	131,418	10.6%
Net Operating Revenues	26,994	23,572	14.5%	105,516	94,459	11.7%
Cost of Electric Power	(17,154)	(16,985)	1.0%	(70,436)	(63,452)	11.0%
Operating Costs & Expenses	(8,013)	(8,615)	-7.0%	(27,370)	(24,553)	11.5%
EBIT	1,827	(2,028)		7,711	6,455	19.5%
EBITDA (IFRS)(1)	2,647	(1,277)	-307.3%	10,872	9,378	15.9%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	3,153	(219)	0.0%	15,848	8,313	90.6%
Financial Income (Expense)	(193)	(9,638)	-98.0%	(3,970)	(16,156)	-75.4%
Income Before Taxes	1,635	(11,665)		3,740	(9,702)
NET INCOME (IFRS)	1,155	(7,544)		2,027	(6,631)
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	1,489	(7,006)		5,130	(7,403)

CPFL MOCOCA
	4Q14	4Q13	Var.	2014	2013	Var.
Gross Operating Revenues	20,706	25,299	-18.2%	88,887	97,878	-9.2%
Net Operating Revenues	15,347	19,322	-20.6%	67,491	74,160	-9.0%
Cost of Electric Power	(6,257)	(7,166)	-12.7%	(28,150)	(27,251)	3.3%
Operating Costs & Expenses	(6,477)	(5,036)	28.6%	(24,200)	(22,015)	9.9%
EBIT	2,613	7,120	-63.3%	15,141	24,895	-39.2%
EBITDA (IFRS)(1)	3,437	7,864	-56.3%	18,286	27,663	-33.9%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	6,346	5,542	14.5%	20,987	19,693	6.6%
Financial Income (Expense)	(92)	353		(150)	(1,792)	-91.7%
Income Before Taxes	2,521	7,473	-66.3%	14,992	23,102	-35.1%
NET INCOME (IFRS)	2,111	5,099	-58.6%	10,248	15,482	-33.8%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	3,991	3,498	14.1%	11,889	10,026	18.6%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

4Q14/2014 Results | March 26, 2015

13.13) Sales within the Concession Area by Distributor (in GWh)

CPFL Paulista
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	2,362	2,230	5.9%	9,192	8,620	6.6%
Industrial	3,019	3,096	-2.5%	11,782	12,157	-3.1%
Commercial	1,542	1,409	9.4%	5,809	5,379	8.0%
Others	1,123	1,070	5.0%	4,332	4,090	5.9%
Total	8,045	7,804	3.1%	31,114	30,246	2.9%

CPFL Piratininga
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	998	953	4.7%	4,036	3,807	6.0%
Industrial	1,992	2,133	-6.6%	8,021	8,481	-5.4%
Commercial	623	576	8.2%	2,401	2,214	8.5%
Others	280	278	0.7%	1,118	1,099	1.8%
Total	3,893	3,940	-1.2%	15,577	15,601	-0.2%

RGE
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	623	582	7.0%	2,505	2,276	10.1%
Industrial	953	962	-0.9%	3,696	3,770	-2.0%
Commercial	377	354	6.6%	1,475	1,366	8.0%
Others	678	633	7.1%	2,699	2,478	8.9%
Total	2,631	2,531	4.0%	10,376	9,890	4.9%

CPFL Santa Cruz
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	90	85	5.7%	358	336	6.6%
Industrial	58	56	3.1%	228	225	1.3%
Commercial	44	42	5.0%	170	163	4.8%
Others	101	98	3.8%	386	351	9.9%
Total	294	281	4.4%	1,142	1,074	6.3%

CPFL Jaguari
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	23	21	6.1%	89	84	6.1%
Industrial	101	110	-8.2%	394	406	-3.0%
Commercial	14	12	11.7%	51	49	5.0%
Others	10	10	-3.1%	39	39	-1.5%
Total	147	153	-4.3%	573	578	-0.9%

CPFL Mococa
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	19	18	6.3%	75	71	5.5%
Industrial	17	17	-4.7%	67	68	-1.6%
Commercial	9	8	6.9%	33	31	5.5%
Others	16	15	8.3%	63	58	9.5%
Total	60	58	3.7%	238	228	4.4%

CPFL Leste Paulista
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	25	24	5.0%	100	95	5.8%
Industrial	20	21	-5.4%	75	83	-10.1%
Commercial	12	11	6.1%	46	44	3.7%
Others	31	28	12.9%	122	107	14.1%
Total	88	84	5.1%	343	329	4.2%

CPFL Sul Paulista
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	36	35	4.4%	146	138	5.6%
Industrial	84	73	16.3%	303	229	32.1%
Commercial	15	14	8.7%	59	60	-2.8%
Others	23	23	2.7%	93	90	3.6%
Total	160	144	10.5%	601	518	16.0%

4Q14/2014 Results | March 26, 2015

13.14) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	2,362	2,230	5.9%	9,192	8,620	6.6%
Industrial	1,074	1,061	1.2%	4,142	4,244	-2.4%
Commercial	1,403	1,308	7.3%	5,323	5,016	6.1%
Others	1,088	1,036	5.0%	4,196	3,960	6.0%
Total	5,927	5,635	5.2%	22,853	21,841	4.6%

CPFL Piratininga
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	998	953	4.7%	4,036	3,807	6.0%
Industrial	589	592	-0.5%	2,265	2,318	-2.3%
Commercial	557	518	7.7%	2,158	1,990	8.4%
Others	270	265	1.6%	1,073	1,054	1.8%
Total	2,414	2,328	3.7%	9,532	9,169	4.0%

RGE
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	623	582	7.0%	2,505	2,276	10.1%
Industrial	437	436	0.1%	1,692	1,741	-2.8%
Commercial	356	335	6.2%	1,391	1,298	7.2%
Others	678	633	7.1%	2,699	2,478	8.9%
Total	2,093	1,987	5.4%	8,288	7,792	6.4%

CPFL Santa Cruz
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	90	85	5.7%	358	336	6.6%
Industrial	47	45	4.0%	183	179	2.0%
Commercial	44	42	5.0%	170	163	4.6%
Others	101	98	3.8%	386	351	9.9%
Total	282	270	4.6%	1,097	1,029	6.6%

CPFL Jaguari
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	23	21	6.1%	89	84	6.1%
Industrial	85	83	3.0%	323	306	5.6%
Commercial	14	12	11.7%	51	49	5.0%
Others	10	10	-3.1%	39	39	-1.5%
Total	131	126	3.9%	502	478	5.1%

CPFL Mococa
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	19	18	6.3%	75	71	5.5%
Industrial	10	10	-3.3%	40	41	-2.6%
Commercial	9	8	6.9%	33	31	5.5%
Others	16	15	8.3%	63	58	9.5%
Total	54	51	5.1%	211	201	5.0%

CPFL Leste Paulista
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	25	24	5.0%	100	95	5.8%
Industrial	7	7	7.1%	27	28	-0.6%
Commercial	12	11	6.1%	46	44	3.7%
Others	31	28	12.9%	122	107	14.1%
Total	76	70	8.5%	296	273	8.1%

CPFL Sul Paulista
	4Q14	4Q13	Var.	2014	2013	Var.
Residential	36	35	4.4%	146	138	5.6%
Industrial	23	20	13.9%	84	82	3.3%
Commercial	15	14	8.7%	59	56	5.0%
Others	23	23	2.7%	93	90	3.6%
Total	98	92	6.7%	382	366	4.5%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.